SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q14 Results

COPEL records net income of de R$ 248.3 million in the 2Q14

Curitiba, Brazil, Aug 13, 2014 – Companhia Paranaense de Energia - Copel (BM&FBovespa: CPLE3, CPLE5, CPLE6 / NYSE: ELPVY, ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its results for the 2nd quarter of 2014. Copel’s consolidated balance sheet presents the figures of its wholly owned subsidiaries, controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

Net income totaled R$ 248.3 million in 2Q14, 1.3% lower than in 2Q13;

Net revenue increased by 48.4%;

Cost of energy purchased increased by 76.8%;

EBITDA stood at R$ 466.8 million in 2Q14, 6.4% up on 2Q13;

Copel Distribuição’s Captive Market grows 4.9% in the period;

2Q14 Results
Conference Call
Friday, August 15, 2014,
at 3:00 p.m.
(Brasília time)

Telephone
(+14 516) 300 1066
Code: COPEL

Quotes - 06/30/2014

Ticker	Price	Var. *
CPLE3	R$ 23.50	5.4%
CPLE6	R$ 33.88	11.0%
ELP	US$ 15.31	16.5%
XCOP	€ 11.14	17.3%
Index	Points	Var. *
Ibovespa	53,168	3.2%
IEE	28,133	7.2%
Dow Jones	16,826	1.5%
Latibex	2,095	0.9%
* in 2014
Market value
06/30/2014
R$ 7.8 billion

	2Q14	1Q14	2Q13	Var. %	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating Revenues (R$ million)	3,118	3,051	2,101	48.4	6,169	4,482	37.7
Operating Income (R$ million)	355	816	368	(3.7)	1,170	960	21.9
Net Income (R$ million)	248	583	252	(1.3)	831	650	27.8
Earnings per share (R$)	0.91	2.13	0.92	(1.3)	3.04	2.38	27.8
EBITDA (R$ million)	467	859	439	6.4	1,325	1,104	20.1
Return on Shareholders' Equity (annualized)	7.9%	19.3%	8.4%	(5.8)	13.3%	10.8%	22.9
Energy Supply (GWh)	7,231	6,878	6,785	6.6	27,008	24,652	9.6
Capex¹	545	456	341	60.0	1,001.1	701	42.8
EBITDA Margin	15.0%	28.1%	20.9%	(28.3)	21.5%	24.6%	(12.8)
Operating Margin	11.4%	26.7%	17.5%	(35.1)	19.0%	21.4%	(11.5)
Net Margin	8.0%	19.1%	12.0%	(33.5)	13.5%	14.5%	(7.1)
Values subject to rounding adjustments. ¹ Includes contributions and advances for future investments and capital increases.

Average Rates (BRL / MWh)	Jun-14	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13
Power Purchase Average Rate - Copel Distribuição	174.40	144.37	132.65	132.57	129.59	121.99
Retail Average Rate - Copel Distribuição	225.56	226.12	225.33	227.53	206.15	205.68
Sales to Distributors Average Rate - Copel GeT	150.56	147.72	125.18	123.81	121.34	117.39

Indicators	Jun-14	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13
Equity	13,520	13,503	12,929	13,116	12,942	12,757
Net debt	3,103	2,817	2,280	1,370	1,066	1,409
Book Value per Share	49.41	49.34	47.24	47.93	47.29	46.62
Net debt/ Shareholders' Net Equity	42.2%	33.6%	35.1%	26.8%	25.2%	25.6%
Current Liquidity	1.7	1.5	1.4	1.5	1.6	1.6

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	7
2.1 Operating Revenues	7
2.2 Operating Costs and Expenses	8
2.3 Equity in the Earnings of Subsidiaries	10
2.4 EBITDA	10
2.5 Financial Result	11
2.6 Consolidated Net Income	11
2.7 Consolidated Income Statement	12
3. Balance Sheet	13
3.1 Assets	13
3.2 Liabilities	16
3.3 Debt and Shareholders Equity	17
4. Performance by Subsidiary	19
4.1 Generation and Transmisssion	19
4.2 Distribution	20
4.3 Telecommunications	21
5. Investment Program	22
6. Power Market and Tariffs	22
6.1 Captive Market	22
6.2 Grid Market (TUSD)	23
6.3 Electricity Sales to Final Customers	24
6.4 Total Energy Sold	24
6.5 Energy Flows	25
6.6 Tariffs	28
7. Capital Market	29
7.1 Capital Stock	29
7.2 Stock Performance	29
7.3 Dividends and Interest on own Capital	31
8. Operating Performance	32
8.1 Generation	32
8.2 Transmission	36
8.3 Distribution	37
8.4 Telecommunications	39
8.5 Equity Interests	40
8.6 New Projects	41
9. Supplementary Information	44
9.1 Human Resources	44
9.2 Main Operational Indicators	45
9.3 2Q14 Results Conference Call	46
Exhibit I Consolidated Financial Statements	47
Exhibit II Financial Statements Wholly Owned Subsidiaries	48
Exhibit III Financial Statements by Company	51

s subject to rounding.

1. Main Events in the Period

COPEL’s net income totaled R$ 248.3 million in 2Q14, 1.3% lower than the R$ 251.6 million recorded in the same period of 2013. This result is explained, (a) the increase in revenue stemming from the expansion of Copel Distribuição’s captive market and the sale of the energy produced by the Araucária Thermal Power Plant in the spot market, and (b) lower personnel costs, offset by the 76.8% upturn in costs with electricity purchased for resale. In the first half of 2014, COPEL’s net income totaled R$ 831.3 million, 27.8% higher than in 1H13. For further information, please refer to item 2.

Tariff Increase – Copel Distribuição

On June 24, ANEEL published Resolution 1740 establishing Copel Distribuição’s annual tariff increase. The authorized average tariff increase was 35.05%, 24.78% of which related to the average economic adjustment index,  6.00% to the financial components of the current tariff year, and 4.27% to the exclusion of the financial components from the previous tariff year; it does not include the financial component resulting from the partial deferral of the 2013 tariff increase index (R$ 275.9 million). If the previous cycle’s deferral were included, pursuant to Aneel Technical Note 193/14, the average increase for consumers would be 39.71%. On the same date, the Company requested ANEEL to suspend the increase, with the prospect of deferral of the application of the authorized tariff increase index.

Granting the Company’s request, on July 22, ANEEL approved the partial deferral of the 35.05% average increase, authorizing the application of a 24.86% average increase, retroactive to June 24, and the deferral of the remaining percentage, equivalent to R$ 898.3 million (including the partial deferral of the 2013 tariff increase index), to be considered as a financial component that will be restated by the IGP-M general market price index and included in the calculation of the subsequent tariff adjustment.

¹ Aneel Technical Note 193/14

² Restated by the IGP-M general market price index. To be included in the subsequent tariff increase.

Aneel approved the transfer of a monthly amount of R$28.7 million in CDE funds to Copel Distribuição between June 2014 and May 2015 to cover tariff discounts, pursuant to Decree 7891, of January 23, 2013. Annual Permitted Revenue (APR) of Transmission Assets

s subject to rounding.

ANEEL, through Resolution 1756, dated June 24, 2014, established annual permitted revenue for electricity transmission concessionaires. The permitted amount for the 2014/2015 cycle for Copel GeT’s and SPC’s operating transmission assets is R$ 191.9 million, 26.2% higher than the amount granted for the previous cycle, due to (a)  the adjustment of contracts for period inflation, (b) system improvements approved by Aneel, and (c) the start-up of new assets.

In addition to its operating assets, COPEL, through Copel GeT or SPCs, is building 15 new projects and the restated APR of these assets, proportional to COPEL’s interest, totals R$ 305.8 million. For further details, please refer to item 8.2.

CVA Effects

If the regulatory assets and liabilities were recognized, the gross effect of changes to the Account for Compensation of Portion A (CVA) on Copel Distribuição’s result would be a positive R$ 266.3 million in 2Q14 (versus a negative R$ 31.1 million in 2Q13). In the first half of 2014, the gross effect of CVA was a positive R$ 531.6 million, versus a positive R$ 114.7 million in 1H13, as shown below:

	2Q14	1Q14	2Q13	Var. %	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CVA - Gross Efect (R$ million)	266.3	265.3	31.1	-	531.6	114.7	363.6
Copel Distribuição
EBITDA (R$ million)	(295.5)	(20.7)	97.0	-	(316.2)	(4.4)	-
EBITDA Adjusted (R$ million)	(29.2)	244.6	65.9	-	215.4	110.3	95.4
Copel Consolidated
EBITDA (R$ million)	466.8	858.6	438.9	6.4	1,325.3	1,103.8	20.1
EBITDA Adjusted (R$ million)	733.1	1,123.8	407.8	79.8	1,857.0	1,218.5	52.4

For further information on CVA, please refer to Note 37 in our Quarterly Information.

Araucária Thermal Power Plant

Result – In 2Q14, UEGA’s consolidated net revenue totaled R$ 568.8 million, while net income stood at R$ 111.4 million and EBITDA came to R$ 167.2 million. In 1H14, UEGA’s net revenue amounted to R$ 1,043.1 million, while EBITDA totaled R$ 333.9 million and net income stood at R$ 244.8 million. The TPP´s dispatch was 1,499,791, wich represents a average production 417 average MW.

Unit Variable Cost – On July 10, 2014, ANEEL, through Order 2476, approved the amount of R$ 578.06/MWh for the unit variable cost of the Araucária Thermal Power Plant to be applied in June 2014. On August 12, 2014, ANEEL, through Order 3093 approved the amount of R$ 578.06/MWh for the unit variable cost of the Araucária Thermal Power Plant to be applied by CCEE since July 1, 2014. The amount of produced energy is shown below:

s subject to rounding.

GWh
TPP Araucária - UEGA	Apr-Jun/14	Feb-Mar/14	1H14
Own Generation	854	646	1,500

Compensation of Electricity Costs (Transfer of CDE Funds and ACR Account)

The Brazilian government issued decree 8203/2014, amending Decree 7945/2013 and permitting the transfer of CDE funds to cover costs arising from the involuntary exposure of distributors in January 2014.

In April 2014, the Brazilian government issued Decree 8221/2014 creating the Regulated Market Account (ACR account) to cover the distributors' expenses arising from: (a) involuntary exposure to the spot market, and (b) the dispatch of thermal power plants linked to the CCEAR (regulated spot market) agreements under the availability model between February and December 2014.

Between January and April, the Company received funds (CDE funds and the ACR account) totaling R$ 1,062.0 million, of which (a) R$ 114.6 million refers to January, (b) R$ 447.3 million to February, (c) R$ 321.9 million to March, (d) R$ 176.8 million to April, and (e) R$ 1.4 million to previous estimate adjustments. The amounts were recognized as compensation of electricity costs, as detailed in Note 31.1 of our Quarterly Information.

5th Debenture Issue

On May 28, COPEL held its 5th issue of non-convertible debentures, in a single series, for public distribution with restricted placement efforts, pursuant to CVM Instruction 476/2009, comprising 100,000 securities at R$ 10,000 each, totaling R$ 1.0 billion. With a five-year term and amortization at the end of the 3rd, 4th and 5th years, the debentures yield 111.5% of the average one-day DI rates and the payment of interest are every six months. The proceeds were allocated to the Company’s working capital and investments.

1st Debenture Issue – Wind Farm Complex

On June 30, the SPEs that make up the wind farm complex formed by the projects Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena and Ventos de Santo Uriel held their 1 st debenture issue for public distribution with restricted placemen efforts, pursuant to CVM Instruction 476/2009, totaling R$ 330.0 million. At the CDI + 0.9% p.y, the debentures mature in twelve months, with amortization at the end of the term. The proceeds were allocated to the redemption of first issue promissory notes and investments in wind farms.

s subject to rounding.

Wind Farms – Voltalia

On June 11, 2014, the 145th Board of Directors’ Meeting approved the acquisition of 49% of the São Miguel do Gostoso wind farm complex,  in Rio Grande do Norte State, from Voltalia Energia do Brasil Ltda. – Voltalia, which retained the remaining interest (51%). The São Miguel do Gostoso wind farm complex, which is already under implementation, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction at the average price of R$ 98.92/MWh under twenty-year contracts, with supply beginning in April 2015. For further details, please refer to item 8.1.

Start-up – Cerquilho III Substation

On July 28, Copel GeT’s first substation outside Paraná State, Cerquilho III (230 kV), began operating. The substation has 300 MVA and is located in the municipality of Cerquilho, near Campinas, in São Paulo State. With total investments of R$ 44 million and concession until October 2040, the project adds R$ 4.2 million to Copel GeT’s APR. For further details, please refer to item 8.2.

Start-up – Caiuá Transmissora de Energia

On July 21, Caiuá Transmissora de Energia S.A, a SPC formed by Copel GeT (49%) in partnership with Elecnor (51%), concluded the start-up of the Umuarama - Guaíra (230 kV) and Cascavel Oeste - Cascavel Norte C2 (230 kV) transmission lines, as well as the Cascavel Norte (300 MVA) and Santa Quitéria (400 MVA) substations in Paraná State. With total investments of R$ 195.0 million, the projects have a joint APR of R$ 20.6 million. . For further details, please refer to item 8.2.

Generation Works – Colíder Hydroelectric Power Plant

At the close of June, 79% of the construction works had been concluded. The construction of the dam was resumed in April, after the rainy season ended in Mato Grosso, and is progressing at a fast pace. Meanwhile, we are concreting the final structures and assembling the electromechanical equipment in the power house. We have obtained environmental licenses authorizing the clearance of the area to be flooded to form the future reservoir. For further details, please refer to item 8.1.

Copel GeT enters into a partnership to expand the Palmas Wind Farm Complex

Copel GeT (13%) entered into a term of commitment with WEG Equipamentos Elétricos (87%) for the joint implementation of the Palmas II wind farm in the municipality of Palmas, in Paraná State. The Brazilian anti-trust agency (Cade) approved the creation of this SPC, whose purpose is to expand the Palmas Wind Farm Complex. It will have up to two wind turbines with a capacity of 2.1 MW each and allows the future installation of a third 3.3 MW wind turbine. The wind turbines will be supplied and implemented by WEG.

s subject to rounding.

2. Financial Performance

2.1 Operating Revenues

In 2Q14, operating revenues reached R$ 3,118.2 million, 48.4% up on the R$ 2,101.1 million in the same period of 2013, led by:

(i) the 17.2% increase in revenue from “electricity sales to final customers”, (which reflects only actual sales revenues, excluding the distribution grid tariff TUSD), chiefly due to: (a) the 9.55% tariff increase in Copel Distribuição as of June 24, 2013, and (b) the 4.9% upturn in Copel Distribuição’s captive market;

(ii) the 240.0% increase in “electricity sales to distributors”, mainly stemming from (a) higher spot market (CCEE) revenue, due  to the Araucária Thermal Power Plant’s energy sales in the short-term market, (b) increased Copel GeT’s energy sales in the short-term market, and (c) higher energy prices (PLD) in the period;

(iii) the 8.4% upturn in “use of the main distribution and transmission grid” item (TUSD and TUST revenue), due to the expansion of Copel Dis’ grid market;

(iv) the 20.9% increase in “construction revenue”, as a result of the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 19.2% upturn in “revenues from telecommunication”,  following the expansion of the area of operations and the provision of services to new customers – the customer base grew from 4,977 at the end of June 2013 to 13,135 to the end of June 2014;

(vi) the 8.5% increase in “distribution of piped gas” (supplied by Compagas), chiefly due to the tariff increase (7.0% in March 2014) and market growth in the period. It is worth noting that Compagas’ revenue moved up substantially thanks to the gas supply to the Araucária Thermal Power Plant; however, this effect is eliminated in the consolidated result as it refers to a company belonging to the same group; and

(vii) the 59.0% reduction in “other operating revenues”, mainly due to lower lease revenue, as a result of the end of the agreement for the lease of Araucária Thermal Power Plant with PETROBRAS on January 31, 2014.

s subject to rounding.

In the first six months, COPEL's net revenue moved up by 37.7% year on year, from R$ 4,481.5 million in 1H13 to R$ 6,169.2 million in 1H14, chiefly due to (a) the Araucarária Thermal Power Plant’s energy sales, (b)  the allocation of energy to the spot market by Copel GeT, and (c) the 4.9% upturn in Copel’s electricity sales to final customers, comprising sales in Copel Distribuição’s captive market and Copel Geração e Transmissão’s sales in the free market.

2.2 Operating Costs and Expenses

In 2Q14, operating costs and expenses reached R$ 2,834.9 million, 55.7% up on the R$ 1,820.2 million recorded in 2Q13. The most important variations were:

(i) the 76.8% increase in “electricity purchased for resale”, chiefly due to higher costs with energy acquisition (a) in CCEAR auctions, arising from (i) new agreements, especially the “A” auction on April 30, 2014, in which Copel acquired 388 average-MW at R$ 268.33, (ii) the higher dispatch of thermal power plants and (iii) the monetary restatement of agreements based on period inflation, and (b) in the short-term market, due to the difference settlement price (PLD), partially offset by ACR account funds;

s subject to rounding.

R$'000
Electricity Purchased for Resale	2Q14	1Q14	2Q13	Var. %	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Itaipu	172,480	182,265	153,420	12.4	354,745	285,154	24.4
CCEAR (Auction)	878,078	620,303	586,310	49.8	1,498,381	1,118,815	33.9
Bilateral	56,097	60,162	48,980	14.5	116,259	106,038	9.6
CCEE	382,544	995,843	107,449	256.0	1,378,387	356,867	286.2
(-) Transfer CDE - CCEE	(230,230)	(831,771)	(180,525)	27.5	(1,062,001)	(274,130)	287.4
Proinfa	45,429	46,000	41,714	8.9	91,429	83,387	9.6
(-) Pis / Pasep and Cofins	(112,151)	(90,492)	(82,870)	35.3	(202,643)	(159,951)	26.7
TOTAL	1,192,247	982,310	674,478	76.8	2,174,557	1,516,180	43.4
The increase in CCEE expenses was due to the comparative base effect, as, in 2Q13, Copel Disitribuição received R$ 180 million in reimbursement (anticipation of CVA for the tariff increase) and spent R$ 107 million, giving a net credit of R$73 million in CCEE in 2Q13.

(ii) the 370.1% increase in “charges of the main distribution and transmission grid”, chiefly due to the comparative base effect, as there was a non-recurring transfer of CDE funds totaling R$ 200.0 million in 2Q13 to reimburse costs with System Service Charges – ESS related to the dispatch of thermal power plants outside the merit order at the beginning of 2013;

R$ '000
Charges of the main distribution and transmission grid	2Q14	1Q14	2Q13	Var. %	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System Service Charges - ESS	15,523	20,135	111,318	(86.1)	35,658	308,864	(87.5)
(-) Transfer CDE - ESS	-	-	(199,945)	-	-	(319,624)	-
System usage charges distribution	60,609	65,137	53,312	13.7	125,746	216,683	16.1
System usage charges basic network and connection	45,046	44,111	43,206	4.3	89,157	177,846	4.9
Itaipu transportation charges	15,027	14,920	12,538	19.9	29,947	51,188	20.1
Charge reserve energy - EER	4,554	-	10,524	(56.7)	4,554	16,672	(66.7)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(13,363)	(13,726)	(3,855)	246.6	(27,089)	(44,312)	39.6
TOTAL	127,396	130,577	27,098	370.1	257,973	407,317	44.0

(iii)  the 6.5% decline in “personnel and management” to R$ 229.6 million in 2Q14, mainly as a result of the 8.0% decrease in expenses with compensation and related charges, chiefly due to the 8.2% year-on-year reduction in the number of employees;

(iv) the 8.4% upturn in “pension and healthcare plans”, which reflects the accrual of amounts related to the private pension and healthcare plans, calculated in accordance with CVM Resolution 695/2012, chiefly due to higher expenses with  healthcare plans;

(v) the “materials and supplies for power electricity” line includes costs with the acquisition of coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant, and considers the elimination between companies of the same group (Araucaria TPP buys gas from Compagas);

(vi) the 394.6% upturn in “natural gas and supplies for the gas business", as a result of the purchase of natural gas by Compagas to supply, especially, the Araucária Thermal Power Plant, which has been operated by UEGA, a company controlled by COPEL, since February 1, 2014;

(vii) the 1.0% increase in "third-party services”, due to higher costs with (a) facility maintenance and (b) data processing and transmission, partially offset by lower costs with (a) consulting and audit services and (b) metering and bill delivery;

s subject to rounding.

(viii) “provisions and reversals” of R$ 88.0 million in the period, mostly related to provisions for (a) civil and administrative claims, (b) labor claims, and (c) doubtful accounts;

(ix) the 21.9% increase in “construction costs”, as a result of investments in power distribution and transmission in the period;

(x) the 23.5% upturn in “other costs and expenses”, chiefly due to increased costs with (a) taxes, and (b) financial compensation for the use of water resources, following higher hydro power generation in the period, partially offset by lower indemnification and maintenance costs.

R$ '000
Operating Costs and Expenses	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,192,247	982,310	674,478	76.8	2,174,557	1,516,180	43.4
Charge of the main distribution and transmission grid	127,396	130,577	27,098	370.1	257,973	179,175	44.0
Personnel and management	229,614	218,824	245,473	(6.5)	448,438	486,972	(7.9)
Pension and healthcare plans	47,202	49,417	43,564	8.4	96,619	85,698	12.7
Materials and supplies	18,198	18,186	17,517	3.9	36,384	35,397	2.8
Materials and supplies for power eletricity	45,182	4,928	10,220	342.1	50,110	14,481	246.0
Natural gas and supplies for the gas business	386,548	314,758	78,160	394.6	701,306	140,471	399.3
Third-party services	108,719	91,785	107,689	1.0	200,504	199,076	0.7
Depreciation and amortization	154,190	153,972	145,571	5.9	308,162	292,412	5.4
Provisions and reversals	87,968	61,034	112,583	(21.9)	149,002	132,119	12.8
Construction cost	328,282	298,281	269,278	21.9	626,563	464,076	35.0
Other cost and expenses	109,350	77,680	88,531	23.5	187,030	156,056	19.8
TOTAL	2,834,896	2,401,752	1,820,162	55.7	5,236,648	3,702,113	41.5

In the first six months of 2014, operating costs and expenses totaled R$ 5,236.6 million, 41.5% up on 1H13, chiefly due to (a) higher energy acquisition costs, as a result of new agreements (CCEAR) and the difference settlement price (PLD) in the period, (b) the acquisition of natural gas and supplies for the gas business, due to the dispatch of the Araucária TPP, and (c) construction costs totaling R$ 626.6 million, mainly stemming from the construction of new transmission assets, partially offset by the 7.9% decline in personnel and management in the period.

2.3 Equity in the Earnings of Subsidiaries

Equity in the results of subsidiaries reflects gains and losses from investments in COPEL's investees. In 2Q14, equity in the earnings of subsidiaries totaled R$ 29.3 million, comprising gains from Dominó Holdings (SANEPAR), Dona Francisca Energética, Foz do Chopim Energética, and energy transmission SPCs. In the first six months of 2014, equity in the earnings of subsidiaries came to R$ 84.6 million.

s subject to rounding.

2.4 EBITDA

In 2Q14, earnings before interest, taxes, depreciation and amortization totaled R$ 466.8 million, an increase of 6.4% over the R$ 438.9 million recorded in 2Q13. In 1H14, EBITDA moved up by 20.1% year on year to R$ 1,325.3 million.

2.5 Financial Result

Between April and June, financial revenues totaled R$ 158.4 million, 2.3% up on 2Q13, due to the increase in income from financial investments, as a result of higher interest rates, partially offset by the lower monetary restatement of accounts receivable related to the concession, and of the CRC balance, due to the period decline in inflation (IGP-M and IGP-DI general price indices, respectively). In 1H14, financial revenues climbed 27.4% over 2Q13 to R$ 383.5 million.

Financial expenses totaled R$ 116.4 million, 45.7% higher than in 2Q13, chiefly due to the increase in debt charges and monetary restatement, as a result of higher indebtedness and interest rates. In the first six months of 2014, financial expenses totaled R$ 230.4  million, 51.6% higher than in 1H13.

The 2Q14 financial result was a positive R$ 42.1 million, 44.0% down on the positive R$ 75.1 million recorded in 1H13. In 1H14, the financial result was a positive R$ 153.0 million, 2.7% higher than in the same period last year.

R$'000
	2Q14	1Q14	2Q13	Var%	1H14	1H13	Var%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	158,445	225,011	154,922	2.3	383,456	300,955	27.4
Income and monetary variation on CRC transfer	27,834	57,844	35,520	(21.6)	85,678	68,401	25.3
Monetary restatement on indemnifiable assets - concession	(2,022)	53,371	18,354	(111.0)	51,349	35,197	45.9
Monetary restatement on indemnified assets - extension of the concession	15,159	18,677	21,842	(30.6)	33,836	53,891	(37.2)
Income from financial investments	48,517	42,120	38,489	26.1	90,637	70,728	28.1
Late fees on electricity bills	54,560	40,413	30,820	77.0	94,973	57,692	64.6
Other financial revenues	14,397	12,586	9,897	45.5	26,983	15,046	79.3
Financial Expenses	(116,382)	(114,044)	(79,865)	45.7	(230,426)	(151,999)	51.6
Debt charges	(80,018)	(71,794)	(52,059)	53.7	(151,812)	(100,177)	51.5
Monetary variation - ANEEL Concession - Use of public asset	(11,358)	(22,987)	(15,011)	(24.3)	(34,345)	(29,888)	14.9
Pis/ Pasep and Cofins taxes over interest on equity	(736)	(6)	(886)	(16.9)	(742)	(886)	(16.3)
Monetary and exchange variation	(12,702)	(4,887)	(6,357)	99.8	(17,589)	(8,279)	112.5
Other financial expenses	(11,568)	(14,370)	(5,552)	108.4	(25,938)	(12,769)	103.1
Financial income (expenses)	42,063	110,967	75,057	(44.0)	153,030	148,956	2.7

2.6 Consolidated Net Income

In 2Q14, COPEL recorded net income of R$ 248.3 million, 1.3% down on the same period in 2013 (R$ 251.6 million). In 1H14, the Company’s net income grew by 27.8% year on year to R$ 831.3 million.

s subject to rounding.

2.7 Consolidated Income Statement

R$'000
Income Statement	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,118,174	3,051,072	2,101,132	48.4	6,169,246	4,481,542	37.7
Electricity sales to final customers	920,431	922,710	785,579	17.2	1,843,141	1,556,774	18.4
Electricity sales to distributors	1,172,896	1,107,926	344,925	240.0	2,280,822	1,069,692	113.2
Us e of the main distribution and transmission grid	503,384	557,924	464,403	8.4	1,061,308	977,403	8.6
Construction revenue	336,711	289,848	278,494	20.9	626,559	459,685	36.3
Revenues from telecommunications	40,040	39,252	33,590	19.2	79,292	66,292	19.6
Distribution of piped gas	104,604	80,861	96,407	8.5	185,465	175,628	5.6
Other operating revenues	40,108	52,551	97,734	(59.0)	92,659	176,068	(47.4)
OPERATING COSTS AND EXPENSES	(2,834,896)	(2,401,752)	(1,820,162)	55.7	(5,236,648)	(3,702,113)	41.5
Electricity purchased for resale	(1,192,247)	(982,310)	(674,478)	76.8	(2,174,557)	(1,516,180)	43.4
Charge of the main distribution a nd transmission grid	(127,396)	(130,577)	(27,098)	370.1	(257,973)	(179,175)	44.0
Personnel a nd management	(229,614)	(218,824)	(245,473)	(6.5)	(448,438)	(486,972)	(7.9)
Pension and healthcare plans	(47,202)	(49,417)	(43,564)	8.4	(96,619)	(85,698)	12.7
Materials a nd supplies	(18,198)	(18,186)	(17,517)	3.9	(36,384)	(35,397)	2.8
Materials a nd supplies for power eletricity	(45,182)	(4,928)	(10,220)	342.1	(50,110)	(14,481)	246.0
Natural gas a nd supplies for the ga s business	(386,548)	(314,758)	(78,160)	394.6	(701,306)	(140,471)	399.3
Third-party services	(108,719)	(91,785)	(107,689)	1.0	(200,504)	(199,076)	0.7
Depreciation a nd a mortization	(154,190)	(153,972)	(145,571)	5.9	(308,162)	(292,412)	5.4
Provis ions a nd reversals	(87,968)	(61,034)	(112,583)	(21.9)	(149,002)	(132,119)	12.8
Construction cost	(328,282)	(298,281)	(269,278)	21.9	(626,563)	(464,076)	35.0
Other cost and expenses	(109,350)	(77,680)	(88,531)	23.5	(187,030)	(156,056)	19.8
EQUITY IN EARNINGS OF SUBSIDIARIES	29,313	55,269	12,362	137.1	84,582	31,970	164.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	312,591	704,589	293,332	6.6	1,017,180	811,399	25.4
FINANCIAL RESULTS	42,063	110,967	75,057	(44.0)	153,030	148,956	2.7
Financial i ncome	158,445	225,011	154,922	2.3	383,456	300,955	27.4
Financial expenses	(116,382)	(114,044)	(79,865)	45.7	(230,426)	(151,999)	51.6
OPERATIONAL EXPENSES/ INCOME	354,654	815,556	368,389	(3.7)	1,170,210	960,355	21.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(106,398)	(232,506)	(116,774)	(8.9)	(338,904)	(310,084)	9.3
Income tax and s ocial contribution on profit	(265,700)	(283,071)	(176,073)	50.9	(548,771)	(438,740)	25.1
Deferred i ncome tax and s ocial contribution on profit	159,302	50,565	59,299	168.6	209,867	128,656	63.1
NET INCOME (LOSS)	248,256	583,050	251,615	(1.3)	831,306	650,271	27.8
Attributed to controlling s hareholders	212,488	536,567	240,589	(11.7)	749,055	632,461	18.4
Attributed to non-controlling interest	35,768	46,483	11,026	224.4	82,251	17,810	361.8
EBITDA	466,781	858,561	438,903	6.4	1,325,342	1,103,811	20.1

s subject to rounding.

3. Consolidated Balance Sheet

The main lines and variations in the Balance Sheet in relation to December 2013 are described below. Please refer to the notes in our Quarterly Information (ITRs) for additional information.

3.1 Assets

On June 30, 2014, COPEL’s assets totaled R$ 25,066.0 million, 8.5% up on December 31, 2013.

Main Variations in the Period

Current assets:

(i) the 18.5% increase in “cash and cash equivalents”, chiefly due to the increase in highly liquid financial investments, mainly as a result of the debenture issue totaling R$ 1.0 billion in May 2014;

(ii) the 10.3% upturn in “bonds and securities”, chiefly due to higher guarantees for (a) ANEEL auctions and (b) financing for the construction of transmission lines and hydro power plants;

(iii) the 38.1% increase in “customers”, mainly thanks to R$ 532.2 million related to the allocation of energy to the spot market by Copel GeT (R$ 102.7 million) and the dispatch of the Araucária Thermal Power Plant (R$ 413.3 million), due to the suspension of the financial settlement scheduled for May, which was postponed to August 29, 2014;

(iv) the 26.9% increase in “other current receivables”, mostly as a result of the recording of R$ 155.7 million related to CDE funds to be transferred by Eletrobras to cover the tariff discounts applicable to users of public distribution services.

 Non-current assets:

(i) the 11.9% increase in “accounts receivable related to the concession”, chiefly due to capitalization of intangible assets in progress (investments) and the monetary restatement (IGP-M) of the assets related to the distribution and transmission concessions;

(ii) the 48.2% decline in “accounts receivable related to the extension of the concession”, as a result of the transfer of R$ 176.1  million to current assets; and

(iii) the 17.7% upturn in “deferred income tax and social contribution”, due to the recognition of tax losses and negative basis of calculation by Copel Distribuição.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 17.3% in the first six months of 2014, due to period transfers and equity in the earnings of subsidiaries.  “Property, plant and equipment” increased by 2.2%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” moved up by 4.0%, fuelled by the recognition of investments in new assets, partially offset by amortizations related to COPEL Distribuição’s Concession Agreement.

s subject to rounding.

Main asset accounts

Cash, Cash Equivalents and Marketable Securities

On June 30, 2014, the cash, cash equivalents and marketable securities of COPEL’s wholly owned subsidiaries and controlled companies totaled R$ 2,608.6 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$ 1,365.7 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

In 2013, the CRC balance was transferred from Copel Distribuição to COPEL, as permitted by Aneel (Order 4222, of December 11, 2013), with the settlement of a loan between the Companies and the transfer of the remaining financial balance.

Accounts Receivable Related to the Extension of the Concession

Following COPEL’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$ 893.9 million (considering only the assets that began operating after May 2000). On June 30, the amount recorded in this account totaled R$ 574.8 million, R$ 143.0 million lower than in December 2013, due to amortizations in the period.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000 (RBSE), and Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), less the asset depreciation rate. Copel is calculating the indemnification amount to present to Aneel.

s subject to rounding.

R$'000
Assets	Jun/14	Dec/13	Jun/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,704,523	4,680,284	4,884,296	21.9	16.8
Cash a nd cash equivalents	2,063,537	1,741,632	1,570,383	18.5	31.4
Bonds and s ecurities	429,447	389,222	478,267	10.3	(10.2)
Collaterals and escrow a ccounts	21,235	1,976	32,495	974.6	(34.7)
Customers	1,847,832	1,337,628	1,276,733	38.1	44.7
Dividends receivable	17,795	9,500	8,174	87.3	117.7
CRC transferred to the State Government of Paraná	89,184	85,448	79,151	4.4	12.7
Account receivable related to concession	6,258	4,396	4,257	42.4	47.0
Accounts receivable related to the concession extension	385,264	352,161	352,161	9.4	-
Other current receivables	502,416	395,890	682,247	26.9	(26.4)
Inventories	140,515	139,278	135,145	0.9	4.0
Income ta x and social contribution	65,506	133,158	179,674	(50.8)	(63.5)
Other current recoverable taxes	117,882	70,013	65,663	68.4	79.5
Prepaid expenses	17,652	19,982	19,946	(11.7)	(11.5)
NON-CURRENT	19,361,455	18,431,161	16,958,697	5.0	14.2
Long Term Assets	7,692,499	7,224,241	6,432,617	6.5	19.6
Bonds and s ecurities	115,646	120,536	148,127	(4.1)	(21.9)
Collaterals and escrow a ccounts	46,337	45,371	44,023	2.1	5.3
Customers	71,239	132,686	34,858	(46.3)	104.4
CRC transferred to the State Government of Paraná	1,276,497	1,295,106	1,291,995	(1.4)	(1.2)
Judicial deposits	704,676	675,225	587,971	4.4	19.8
Account receivable related to concession	3,898,826	3,484,268	2,916,740	11.9	33.7
Accounts receivable related to the concession extension	189,564	365,645	541,725	(48.2)	(65.0)
Other non-current receivables	23,448	29,435	22,784	(20.3)	2.9
Income ta x and social contribution	191,865	197,659	6,761	(2.9)	-
Other non-current recoverable ta xes	171,421	124,498	119,394	37.7	43.6
Deferred income tax and social contribution	887,087	753,413	717,531	17.7	23.6
Prepaid expenses	197	399	708	(50.6)	(72.2)
Related parties	115,696	-	-	-	-
Investments	1,393,943	1,187,927	814,555	17.3	71.1
Property, plant and equipment, net	8,158,830	7,983,632	7,845,292	2.2	4.0
Intangible assets	2,116,183	2,035,361	1,866,233	4.0	13.4
TOTAL	25,065,978	23,111,445	21,842,993	8.5	14.8

s subject to rounding.

3.2 Liabilities

Main Variations in the Period

Current Liabilities

(i) the 13.1% increase in “suppliers”, due to  the upturn in gas purchases by Compagas to meet the Araucária TPP’s needs;

(ii) the 4.8% reduction in “loans, financing and debentures”, following (a) the amortization of short-term loans and financing, and (b) the extension of the maturity of a Banco do Brasil industrial credit note to February 2019, partially offset by the increase in the debenture balance;

(iii) the 29.9% decline in “other accounts payable”, chiefly due to lower income tax on interest on equity and PIS/PASEP and COFINS taxes payable.

Non-current Liabilities

(i) the 34.9% increase in “loans, financing and debentures”, following Copel Holding’s fifth debenture issue, totaling R$ 1.0 billion, in May 2014;

(ii) the 26.0% upturn in “research, development and energy efficiency”, due to higher investments in the R&D program.

Main liability accounts

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. COPEL’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Jun/14	Dec/13	Jun/13	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	288,266	287,239	297,856	0.4	(3.2)
Labor suits	226,903	196,054	181,087	15.7	25.3
Employees and Benefits	97,258	94,809	123,561	2.6	(21.3)
Civil	705,437	636,346	596,315	10.9	18.3
Suppliers	62,662	64,775	67,006	(3.3)	(6.5)
Civil and administrative claims	224,713	197,838	180,433	13.6	24.5
Easements	16,795	10,639	7,012	57.9	139.5
Condemnations and property	391,039	353,461	333,841	10.6	17.1
Customers	10,228	9,633	8,023	6.2	27.5
Environmental claims	230	211	193	9.0	19.2
Regulatory	52,321	51,468	50,952	1.7	2.7
TOTAL	1,370,415	1,266,127	1,249,964	8.2	9.6

Possible Losses

s subject to rounding.

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 1H14, totaled R$ 2,837.7 million, 1.7% down on December 2013, distributed in lawsuits of the following natures: tax - R$ 1,435.1 million; civil - R$ 751.2 million; labor - R$  484.7 million; employee benefits - R$ 105.5 million; and regulatory - R$ 61.2 million.

Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
	Elejor	Mauá	Colíder	SPP¹	Total
Current liabilities	49,686	952	878	1,016	52,532
Noncurrent liabilities	396,856	13,051	17,749	2,490	430,146
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I e Chaminé.

3.3 Debt and Shareholders’ Equity

COPEL’s consolidated debt totaled R$ 5,711.3 million on June 30, 2014, representing 42.2% of its consolidated shareholders’ equity, which closed the period at R$ 13,520.1 million, equivalent to R$ 49.41 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

R$'000
		Short term	Long term	Total
Foreign Currency	National Treasury	528	59,843	60,371
	Eletrobras	3	-	3
	Total	531	59,843	60,374
Domestic Currency	Eletrobras - COPEL	49,531	105,982	155,513
	FINEP	6,574	30,205	36,779
	BNDES	31,928	1,094,286	1,126,214
	Banco do Brasil S/A and other	477,524	1,287,643	1,765,167
	Debentures	399,769	2,167,473	2,567,242
	Total	965,326	4,685,589	5,650,915
TOTAL		965,857	4,745,432	5,711,289

s subject to rounding.

Loan, financing and debenture maturities are presented below:

R$'000
	Short Term	Long Term					Total
	Jul/14 - Jun/15	Jul- Dec/15	2016	2017	2018	After 2018
Domestic Currency	965,326	686,210	909,291	1,099,786	590,770	1,399,532	5,650,915
Foreign Currency	531	-	-	-	-	59,843	60,374
TOTAL	965,857	686,210	909,291	1,099,786	590,770	1,459,375	5,711,289

At the end of June 2014, the Company had R$ 1,137.0 million in suretyships and guarantees, as shown below.

R$'000
Guarantees and Endorsements¹	1H14
Wind Power Plants	330,335.0
Elejor	120,556.1
Dona Francisca	2,261.5
SPCs	683,904.6
Transmissora Sul Brasileira	53,213.4
Caiuá Transmissora	39,703.7
Integração Maranhense	65,484.6
Matrinchã Transmissora	292,618.2
Guaraciaba Transmissora	216,754.4
Costa Oeste	16,130.3
TOTAL	1,137,057.3
¹ Adjusted for Copel s stake.

COPEL’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

s subject to rounding.

The following table presents the consolidated liabilities:

R$'000
Liabilities	Jun/14	Dec/13	Jun/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,373,761	3,347,885	3,120,206	0.8	8.1
Payroll, social charges a nd a ccruals	185,585	239,685	337,136	(22.6)	(45.0)
Suppliers	1,235,215	1,092,239	1,169,123	13.1	5.7
Income tax and s ocial contribution payable	373,817	297,620	297,983	25.6	25.4
Other taxes due	210,818	300,731	184,546	(29.9)	14.2
Loans, financing a nd debentures	965,857	1,014,568	535,470	(4.8)	80.4
Minimum compulsory dividend payable	4,579	18,713	84,642	(75.5)	(94.6)
Post employment benefits	31,041	29,983	26,348	3.5	17.8
Customer charges due	24,897	37,994	53,825	(34.5)	(53.7)
Research a nd development and energy effi ciency	126,537	127,860	146,988	(1.0)	(13.9)
Accounts Payable related to concession - Use of Public Property	52,532	51,481	48,499	2.0	8.3
Other a ccounts payable	162,883	137,011	235,646	18.9	(30.9)
NON-CURRENT	8,172,124	6,834,808	5,780,765	19.6	41.4
Suppliers	37,775	50,121	72,616	(24.6)	(48.0)
Tax liabilities	77,499	68,402	-	13.3	-
Deferred income tax and social contribution	343,794	420,501	495,208	(18.2)	(30.6)
Loans, financing and debentures	4,745,432	3,517,161	2,727,228	34.9	74.0
Post employment benefits	971,926	937,249	696,130	3.7	39.6
Research a nd development and energy effi ciency	194,905	154,721	133,758	26.0	45.7
Accounts Payable related to concession - Use of Public Property	430,146	420,293	405,861	2.3	6.0
Other a ccounts payable	232	233	-	(0.4)	-
Tax, social security, labor a nd civil provisions	1,370,415	1,266,127	1,249,964	8.2	9.6
EQUITY	13,520,093	12,928,752	12,942,022	4.6	4.5
Attributed to controlling shareholders	13,161,134	12,651,339	12,659,706	4.0	4.0
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation a djustments	929,459	983,159	1,159,488	(5.5)	(19.8)
Legal reserves	624,849	624,849	571,221	-	9.4
Retained earnings	3,897,833	3,897,833	3,337,295	-	16.8
Additional proposed dividends	-	235,498	-	-	-
Accrued earnings	798,993	-	681,702	-	17.2
Attributable to non-controlling interest	358,959	277,413	282,316	29.4	27.1
TOTAL	25,065,978	23,111,445	21,842,993	8.5	14.8

4. Performance by Subsidiary

4.1 Copel Geração e Transmissão

In 2Q14, Copel GeT’s operating revenues totaled R$ 810.1 million, 45.8% more than the R$ 555.6 million recorded in the same period last year, fueled by (a) the 66.3% upturn in revenue from electricity sales to distributors, due to (i) the increased allocation of energy to the spot market, as a result of the change to the energy allocation policy compared to 2013, when spot market sales were concentrated in the first quarter; and (b) by the 73.0% upturn in construction revenue, as a result of investments in the transmission segment in the period.

s subject to rounding.

Operating costs and expenses edged down by 0.1% between 2Q13 and 2Q14, chiefly due to the 22.2% reduction in personnel and management expenses, as a result of lower payroll and social charges and accruals in the period, due to the reduction in headcount, offset by the 98.3% increase in construction costs, stemming from the higher number of projects under construction.

Equity in the earnings of subsidiary reached R$ 84.6 million, chiefly due to Copel GeT’s interest in UEGA (60%), an amount that is eliminated in the consolidated income statement because they are companies that belong to the same group.

Net income moved up by 161.2% between 2Q13 and 2Q14 to R$ 389.8 million.  EBITDA totaled R$ 581.6 million, 127.5% higher than in the same period last year.

In 1H14, Copel GeT’s operating revenues increased by 16.1% over 1H13 to R$ 1,653.3 million, while operating costs and expenses climbed by 8.4%.  First-half net income grew by 47.8% year on year to R$ 821.3 million, while EBITDA increased by 35.9% to R$ 1,226.5 million.

Main Indicators	2Q14	1Q14	2Q13	Var. %	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	810.1	843.1	555.6	45.8	1,653.3	1,423.9	16.1
Operating Income (R$ million)	544.9	607.5	214.4	154.1	1,152.4	823.8	39.9
Net profit (R$ million)	389.8	431.6	149.2	161.2	821.3	555.8	47.8
EBITDA (R$ million)	581.6	644.8	255.7	127.5	1,226.5	902.2	35.9
Operating Margin	67.3%	72.1%	38.6%	74.3	69.7%	57.9%	20.5
Net Margin	48.1%	51.2%	26.9%	79.1	49.7%	39.0%	27.3
EBITDA Margin	71.8%	76.5%	46.0%	56.0	74.2%	63.4%	17.1
Investment Program (R$ million)	129.0	158.8	154.5	(16.5)	287.8	247.0	16.5

4.2 Copel Distribuição

In 2Q14, Copel Distribuição’s recorded operating revenues of R$ 1,617.7 million, 15.8% higher than the R$ 1,396.9 million recorded in the same period last year, chiefly due to the 9.55% tariff increase as of June 24, 2013 and the 4.9% upturn in the captive market.

Operating costs and expenses climbed by 45.8% over the same period last year, totaling R$ 1,968.0 million, chiefly due to the 71.5% upturn in costs with energy purchased for resale, partially offset by the 15.4% decline in personnel expenses over 2Q13.

In 2Q14, Copel Distribuição recorded a net loss of R$ 214.3 million and EBITDA of a negative R$295.5 million. If the regulatory assets and liabilities were recognized, the gross effect of changes to the Account for Compensation of Portion A (CVA) on the subsidiary’s EBITDA would be a positive R$ 266.3 million in 2Q14. As a result, adjusted EBITDA was a negative R$ 29.2 million. For further information on CVA, please refer to Note 37 in our Quarterly Information.

s subject to rounding.

In 1H14, net operating revenues reached R$ 3,257.4 million, 16.5% up year on year, while operating costs totaled R$ 3,682.9 million, 27.0% higher than in the same period last year. EBITDA was a negative R$ 316.2 million, but considering the changes to the CVA, EBITDA would be a positive R$ 215.4 million.

Main Indicators	2Q14	1Q14	2Q13	Var. %	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	1,617.7	1,639.7	1,396.9	15.8	3,257.4	2,796.4	16.5
Operating Income (R$ million)	(323.0)	(19.3)	103.3	-	(342.3)	2.8	-
Net profit (R$ million)	(214.3)	(14.6)	68.2	-	(228.9)	0.5	-
EBITDA (R$ million)	(295.5)	(20.7)	97.0	-	(316.2)	(4.4)	-
Operating Margin	-20.0%	-1.2%	7.4%	-	-10.5%	0.1%	-
Net Margin	-13.2%	-0.9%	4.9%	-	-7.0%	-	-
EBITDA Margin	-18.3%	-1.3%	6.9%	-	-9.7%	-0.2%	-
Investment Program (R$ million)	253.5	228.6	250.1	1.4	482.1	426.9	12.9

Effect CVA (R$ million)	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Gross CVA Effect	266.3	265.3	(31.1)	-	531.6	114.7	-
Net CVA Effect ¹	175.8	175.1	(20.5)	-	350.9	75.7	-
Adjusted CVA Main Indicators
Adjusted Operating Income (R$ million) ²	(56.7)	246.0	72.2	-	189.3	117.5	61.2
Adjusted Net profit (R$ million) ³	(38.5)	160.5	47.6	-	122.0	76.2	60.1
Adjusted EBITDA (R$ million) ²	(29.2)	244.6	65.9	-	215.4	110.3	95.4
Adjusted Operating Margin ²	-3.5%	15.0%	5.2%	-	5.8%	4.2%	38.4
Adjusted Net Margin ³	-2.4%	9.8%	3.4%	-	3.7%	2.7%	37.5
Adjusted EBITDA Margin ²	-1.8%	14.9%	4.7%	-	6.6%	3.9%	67.7
¹ Estimated net value: gross value minus 34% of income tax. ² Adjusted by gross CVA effect. ³ Adjusted by net CVA effect.

4.3 Copel Telecomunicações

In 2Q14, Copel Telecomunicações’ operating revenues totaled R$ 49.2 million, 6.1% higher than the R$ 46.3 million recorded in the same period last year, chiefly due expansion of the area of operations and the services provided to new customers. Operating costs and expenses fell by 2.1%, due to the 17.0% decline in personnel and management costs, partially offset by the 25.2% increase in third-party services. Net income stood at R$ 13.6 million, 18.1% up on 2Q13, while EBITDA increased by 16.0%, from R$ 23.2 million in 2Q13 to R$ 26.9 million in 2Q14.

In 1H14, Copel Telecomunicações’ operating revenues reached R$ 97.5 million, 6.5% higher than the R$ 91.6 million recorded in 1H13, while operating and expenses fell by 1.3%. Net income totaled R$ 27.9 million in the period, 20.6% up on 1H13, and EBITDA stood at R$ 54.1 million, 13,7% higher than in 1H13.

s subject to rounding.

Main Indicators	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	49.2	48.4	46.3	6.1	97.5	91.6	6.5
Operating Income (R$ million)	20.6	21.7	17.4	18.2	42.2	35.0	20.7
Net profit (R$ million)	13.6	14.3	11.5	18.1	27.9	23.1	20.6
EBITDA (R$ million)	26.9	27.2	23.2	16.0	54.1	47.6	13.7
Operating Margin	41.8%	44.8%	37.5%	11.4	43.3%	38.2%	13.3
Net Margin	27.6%	29.6%	24.8%	11.3	28.6%	25.3%	13.2
EBITDA Margin	54.8%	56.3%	50.1%	9.3	55.5%	52.0%	6.7
Investment Program (R$ million)	22.6	19.4	14.4	56.9	42.0	27.1	55.0

5. Investment Program

Copel’s investments in 1H14 and the maximum investment forecast for 2014 are presented below:

R$ million
	Carried out	Carried out	Carried out	Scheduled
	2Q14	1Q14	1H14	2014
Generation and Transmission	129.0	158.8	287.8	1,309.0
HPP Colider	52.8	90.8	143.6	409.8
HPP Baixo Iguaçu	0.4	0.3	0.7	316.0
TL Araraquara / Taubaté	27.1	25.9	53.0	182.8
Cerquilho Substation	4.5	8.8	13.3	8.3
TL Figueira-Londrina / Foz do Chopim-Salto Osório	2.9	1.8	4.7	42.9
Paraguaçu Paulista Substation	0.8	0.8	1.6	25.6
Curitiba Norte Substation	0.2	0.1	0.3	8.7
Other	40.3	30.3	70.6	314.9
Distribution	253.5	228.6	482.1	895.9
Telecommunications	22.6	19.4	42.0	80.0
Participation in new businesses ¹	139.9	48.9	188.8	331.8
TOTAL	545.0	455.7	1,000.7	2,616.7

¹ Wind Energy Plants, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia, Paranaíba Transmissora and Mata de Santa Genebra.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Electricity sales to Copel Distribuição’s captive market came to 12,062 GWh in 1H14, up 6.0% in comparison with 2013, mainly due to the increase in average consumption and in the customer base in the period. The table below breaks down electricity sales by customer segment:

s subject to rounding.

	Number of Customers			Energy sold (GWh)
	Jun/14	Jun/13	Var. %	2Q14	2Q13	Var. %	1H14	1H13	Var. %
Residential	3,386,848	3,250,753	4.2	1,749	1,670	4.7	3,672	3,396	8.1
Industrial	91,299	90,472	0.9	1,703	1,640	3.8	3,288	3,242	1.4
Commercial	348,381	332,585	4.7	1,293	1,227	5.4	2,740	2,551	7.4
Rural	372,711	367,741	1.4	547	500	9.4	1,186	1,072	10.7
Other	56,565	55,019	2.8	586	566	3.6	1,176	1,118	5.2
Captive Market	4,255,804	4,096,570	3.9	5,878	5,603	4.9	12,062	11,379	6.0

The residential segment consumed 3,672 GWh, 8.1% up between January and June, due to the increase in the customer base and the upturn in average consumption in the period and temperatures above average in the period. At the end of June 2014 this segment accounted for 30.4% of captive market, totaling 3,386,848 residential customers.

The industrial segment consumed 3,288 GWh in the period, 1.4% up. At the end of the period, this segment accounted for 27.3% of captive market, with the company supplying power to 91,299 industrial customers.

The commercial segment consumed 2,740 GWh, 7.4% up on the same period of 2013, as a result of the increase in the customer base and higher temperatures in the period. At the end of June, this segment represented 22.7% of Copel’s captive market, with the company supplying power to 348,381 customers.

The rural segment consumed 1,186 GWh, growing by 10.7%. At the end of June, this segment represented 9.8% of Copel’s captive market, with the company supplying power to 372,711 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,176 GWh, 5.2% up in the period. These segments jointly account for 9.8% of Copel’s captive market, totaling 56,565 customers at the end of the period.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 6.3%, as shown in the following table:

	Number of Customers / agreements			Energy Sold (GWh)
	Jun/14	Jun/13	Var. %	2Q14	2Q13	Var. %	1H14	1H13	Var. %
Captive Market	4,255,804	4,096,570	3.9	5,878	5,603	4.9	12,062	11,379	6.0
Concessionaries and Licensees	4	4	-	190	169	12.6	358	326	9.8
Free Customers ¹	131	114	14.9	1,144	1,138	0.6	2,239	2,084	7.4
Grid Market	4,255,939	4,096,688	3.9	7,212	6,910	4.4	14,659	13,789	6.3
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

s subject to rounding.

6.3 Electricity Sales

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 4.9% in the first six months of 2014. The main contribution to this result were the 8.1% growth in electricity sales to the residential segment and 10.7% growth in the rural segment, due to higher temperatures and the increase in costumers in the period.

 Copel Geração e Transmissão sales in the Free Market came to 2,001 GWh in the 1H14, down 1.2% in comparison with the same period last year.

The table below breaks down electricity sales by customer segment:

Segment	Market	Energy Sold (GWh)
		2Q14	2Q13	Var. %	1H14	1H13	Var. %
Residential		1,749	1,670	4.7	3,672	3,396	8.1
	Total	2,654	2,653	-	5,283	5,261	0.4
Industrial	Captive	1,703	1,640	3.8	3,288	3,242	1.4
	Free	951	1,013	(6.1)	1,995	2,019	(1.2)
	Total	1,296	1,230	5.4	2,746	2,557	7.4
Commercial	Captive	1,293	1,227	5.4	2,740	2,551	7.4
	Free	3	3	-	6	6	-
Rural		547	500	9.4	1,186	1,072	10.7
Other		586	566	3.6	1,176	1,118	5.2
Energy Supply		6,832	6,619	3.2	14,063	13,404	4.9

6.4 Total Energy Sold

Copel’s electricity sales, comprising Copel Distribuição and Copel Geração e Transmissão’s sales in all the markets, reached 21,911 GWh in the first six months of the year, a 0.8% growth over the same period of 2013. Copel Geração e Transmissão’s sales totaled 9,336 GWh in 1H14, down 7.4% on 1H13, as a result of lower allocation in the short-term market (MCP) due to the change in allocation strategy adopted in 2013, when short-term sales were concentrated in the first quarter. The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão.

s subject to rounding.

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun/14	Jun/13	Var. %	2Q14	2Q13	Var. %	1H14	1H13	Var. %
Copel DIS
Captive Market	4,255,804	4,096,570	3.9	5,878	5,603	4.9	12,062	11,379	6.0
Concessionaries and Licensees	4	4	-	190	169	12.6	345	280	23.3
CCEE (MCP)	-	-	-	168	-	-	168	-	-
Total Copel DIS	4,255,808	4,096,574	3.9	6,236	5,772	8.0	12,575	11,659	7.9
Copel GeT
CCEAR (Copel DIS)	1	1	-	93	202	(53.7)	197	433	(54.6)
CCEAR (other concessionaries)	39	36	8.3	1,112	1,529	(27.3)	2,352	3,213	(26.8)
Free Customers	29	29	-	954	1,016	(6.1)	2,001	2,025	(1.2)
Bilateral Agreements ¹	32	21	52.4	1,724	1,205	43.1	3,717	2,605	42.7
CCEE (MCP)	-	-	-	575	21	-	1,069	1,810	(40.9)
Total Copel GeT	101	87	16.1	4,458	3,973	12.2	9,336	10,086	(7.4)
Total Copel Consolidated	4,255,909	4,096,661	3.9	10,694	9,745	9.7	21,911	21,745	0.8
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
     CCEE: Electric Power Trade Chamber.
     CCEAR: Energy Purchase Agreements in the Regulated Market.
     MCP: Short Term Market.
¹ Includes Short Term Sales Agreements.

Additionally, the TPP Araucária sold in short-term market (MCP) all the energy produced as from February 1, 2014. The amount of energy produced in the period is shown in the table below:

GWh
TPP Araucária - UEGA	Apr-Jun/14	Feb-Mar/14	1H14
Own Generation	854	646	1,500

6.5 Energy Flow

Consolidated Energy Flow (Jan/ Jun 2014)

s subject to rounding.

GWh
Consolidated Energy Flow	1H14	1H13	Var.%
Own Generation	11,784	10,172	15.8
Purchased energy	14,535	15,316	(5.1)
Itaipu	2,911	2,569	13.3
Auction CCEAR	7,344	7,442	(1.3)
Itiquira	452	451	0.2
Dona Francisca	303	303	-
CCEE (MCP)	1,491	977	52.6
Angra	519	520	(0.2)
CCGF	651	606	7.4
MRE	-	1,587	-
Proinfa	276	273	1.1
Elejor	588	588	-
Total Available Power	26,319	25,488	3.3
Captive Market	12,062	11,379	6.0
Concessionaires¹	345	280	23.2
Free Customers	2,001	2,025	(1.2)
Bilateral Agreements	3,717	2,602	42.9
Auction CCEAR	2,549	3,646	(30.1)
CCEE (MCP)	1,237	1,809	(31.6)
MRE	2,333	1,989	17.3
Losses and Differences	2,075	1,760	17.9
Basic network losses	705	516	36.6
Distribution losses	1,207	1,120	7.8
CG contract allocation	163	124	31.5
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.
Amounts subject to changes after settlement by CCEE.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária (1,500 GWh), which was sold in the short-term market (MCP).

s subject to rounding.

GWh
Energy Flow - Copel GeT	1H14	1H13	Var. %
Own Generation	11,784	10,172	15.8
CCEE (MCP)	-	256	-
MRE	-	1,587	-
Dona Francisca	303	303	-
Total Available Power	12,087	12,318	(1.9)
Bilateral Agreements	3,717	2,602	42.9
CCEAR COPEL Distribuição	197	433	(54.6)
CCEAR Other	2,352	3,213	(26.8)
Free Customers	2,001	2,025	(1.2)
CCEE (MCP)	1,069	1,809	(40.9)
MRE	2,333	1,989	17.3
Losses and differences	418	247	69.4

GWh
Energy Flow - Copel Dis	1H14	1H13	Var. %
Itaipu	2,911	2,569	13.3
CCEAR Copel Geração e Transmissão	197	433	(54.6)
CCEAR Other	7,147	7,009	2.0
CCEE (MCP)	1,491	721	106.7
Angra	519	520	(0.2)
CCGF	651	606	7.5
Itiquira	452	451	0.2
Proinfa	276	273	1.2
Elejor S.A	588	588	-
Available Power	14,232	13,170	8.1
Captive market	12,062	11,379	6.0
Wholesale¹	345	280	23.3
CCEE (MCP)	168	-	-
Losses and differences	1,657	1,511	9.7
Basic network losses	287	268	7.2
Distribution losses	1,207	1,120	7.8
CG contract allocation	163	124	32.1
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.

s subject to rounding.

6.6 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh
Tariff	Amount	Jun/14	Mar/14	Jun/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	635	129.08	125.30	124.16	3.0	4.0
Auction CCEAR 2007 2014	50	164.88	147.81	140.89	11.5	17.0
Auction CCEAR 2008 2015	52	126.61	124.82	118.94	1.4	6.5
Auction CCEAR 2010 H30	70	178.89	168.17	168.17	6.4	6.4
Auction CCEAR 2010 T15 [2]	65	189.41	178.06	178.06	6.4	6.4
Auction CCEAR 2011 H30	58	183.66	172.65	172.65	6.4	6.4
Auction CCEAR 2011 T15 [2]	54	208.85	196.33	196.33	6.4	6.4
Auction CCEAR 2012 T15 [2]	115	187.36	176.13	176.13	6.4	6.4
Auction CCEAR 2014 - 2019 ³	73	448.82	-	-	-	-
Auction CCEAR 2014 - 2019 [4]	187	270.81	-	-	-	-
Auction 2014 - 12M	329	191.41	191.41	-	-	-
Auction 2014 - 18M	19	165.20	165.20	-	-	-
Auction 2014 - 36M	163	149.99	149.99	-	-	-
Angra	119	150.83	145.96	135.94	3.3	11.0
CCGF [5]	150	32.22	30.48	33.38	5.7	(3.5)
Santo Antônio	97	108.60	107.01	102.00	1.5	6.5
Jirau	115	95.52	94.12	71.37	1.5	33.8
Others Auctions [6]	456	226.44	168.29	168.81	34.6	34.1
Bilaterals	187	189.55	180.03	176.58	5.3	7.3
Total / Tariff Average Supply [7]	2,995	174.40	144.37	128.69	20.8	35.5

[1] Furnas transport charge not included.
[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
³ Energy Agreements [4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
[6] Products average price.
[7] Considers the amount of 812 average MW relative Auction 2006-2013 is considered in the average price of June/2013 (R$ 100.63).

Sales to Final Customers Average Tariff – without ICMS

R$ / MWh
Tariff	Jun/14	Mar/14	Jun/13	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial ¹	207.75	210.69	189.05	(1.4)	9.9
Residential	263.50	263.50	242.55	-	8.6
Commercial	241.04	241.66	220.00	(0.3)	9.6
Rural	161.13	160.63	146.04	0.3	10.3
Other	185.71	188.03	168.13	(1.2)	10.5
Retail distribution average rate	225.56	226.12	206.15	(0.2)	9.4
¹ Free customers not included.

s subject to rounding.

Sales to Distributors Average Tariff – Copel Geração e Transmissão

7. Capital Market

7.1 Capital Stock

COPEL’s capital amounts to R$ 6,910 million, represented by shares with no par value. The Company's current number of shareholders is 25,001. In June 2014 the Company’s capital was as follows:

* Amounts subject to rounding.

7.2 Stock Performance

From January through June 2014, COPEL’s common shares (ON - CPLE3) and class B preferred shares (PNB -CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). The free float accounted for 45% of the Company’s capital. COPEL’s market capitalization, based on the stock prices on all markets at the end of June 2014, was R$ 7,758.6 million. Out of the 70 stocks that make up the Ibovespa index, COPEL’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.6.

COPEL also accounted for 5.8% and 1.1% of the BM&Fbovespa’s Electric Power Index (IEE) and Corporate Sustainability Index (ISE), respectively.

On the BM&FBovespa, COPEL’s common and class B preferred shares closed the quarter at R$ 23.50 (5.4% up) and R$ 33.88 (11.0% up), respectively. Over the same period, the Ibovespa appreciated by 3.2%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the quarter at US$ 15.31, 16.5% up. Over this period, the Dow Jones Index positive by 1.5%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), COPEL’s class B preferred shares were traded under the ticker XCOP in 97% of the trading sessions and closed the quarter at € 11.14, 17.3% up. Meanwhile, the Latibex All Shares index high by 0.9%.

The table below summarizes COPEL’s share prices in the 1H14:

Stock Performance (Jan - Jun/ 14)		Common		Preferred "B"
		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
BM&FBovespa	Number of Trades	25,746	213	388,504	3,211
	Volume Traded	11,380,100	94,050	73,306,600	605,840
	Trading Value (R$ thousand)	236,228	1,952	2,174,244	17,969
	Presence in Trading Sessions	121	100%	121	100%
NYSE	Volume Traded	301,957	5,697	70,892,409	571,713
	Trading Value (US$ thousand)	3,080	58	922,123	7,436
	Presence in Trading Sessions	53	43%	124	100%
LATIBEX	Volume Traded	-	-	209,320	1,730
	Trading Value (Euro thousand)	-	-	2,015	17
	Presence in Trading Sessions	-	-	121	97%

s subject to rounding.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

				Thousands of R$	R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC¹	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
¹ In advance.

s subject to rounding.

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

The chart below presents the main information on COPEL GeT's power plants and the electricity they produced between January and June 2014:

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,731.9	2,056.8	11,755.1
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	2,866.9	23.05.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	3,806.0	15.11.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	3,736.2	04.05.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira)	260.0	109.0	756.3	07.07.2015
Mauá (1)	185.0	100.0	457.6	03.07.2042
Guaricana (2)	36.0	16.1	-	16.08.2026
Cavernoso II	19.0	10.6	27.1	27.02.2046
Chaminé	18.0	11.6	31.7	16.06.2026
Apucaraninha	10.0	6.7	-	12.10.2025
Mourão	8.2	5.3	23.2	07.07.2015
Derivação do Rio Jordão	6.5	5.9	25.1	15.11.2029
Marumbi	4.8	2.4	5.3	(3)
São Jorge	2.3	1.5	6.5	03.12.2024
Chopim I	2.0	1.5	6.0	07.07.2015
Rio dos Patos (4)	-	-	0.5	(5)
Cavernoso	1.3	1.0	1.5	07.01.2031
Melissa	1.0	0.6	2.6	(6)
Salto do Vau	0.9	0.6	2.3	(6)
Pitangui	0.9	0.1	0.1	(6)
Thermal Power Plant	20.0	10.3	26.6
Figueira	20.0	10.3	26.6	26.03.2019
Wind Energy Plants	2.5	0.5	1.9
Eólica de Palmas (7)	2.5	0.5	1.9	28.09.2029
TOTAL	4,754.4	2,067.6	11,783.6

(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
 (2) In process of upgrading.
(3) Submitted to ANEEL for ratification.
(4) Assured Power (Average MW) and Generation (GWh) until 02.14.2014, date of concession expires.
(5) The concession expired on February 14, 2014. However, the Company will be responsable for the operation and maintenance until the winner of the bidding process assume the plant. Until then, Copel will receive a pre established tariff to operate the plant, as defined by MME 170/2014 resolution.
(6) Power plants with capacity below 1 MW are only required to be registered at ANEEL.
(7) Average wind plant generation.

s subject to rounding.

Interest in Generation Projects

COPEL holds interests in six power generation projects at the operational stage, with a total installed capacity of

1,786.6 MW, 606 MW refered to COPEL´s stake, as shown below:

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.1	365.2	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	¹	2029
HPP Santa Clara (Elejor)	123.4	72.4	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	2036
HPP Fundão (Elejor)	122.5	67.9	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	2036
HPP Dona Francisca (DFESA)	125.0	78.0	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Desenvix - 2,12%	COPEL GeT	2033
SHP Júlio de Mesquita Filho (Foz do Chopim)	29.1	20.4	COPEL - 35,77% Silea Participações - 64,23%	Free customers	2030
HPP Lajeado (Investco S.A.)	902.5	526.6	COPEL - 0,82% CEB Lajeado - 16,98% Paulista Lajeado Energia S.A. - 5,94% EDP Energias do Brasil S.A. - 4,57% Lajeado Energia S.A. - 62,39% Furnas Centrais Elétricas S.A. - 0,21% Other - 9,09%	²	2033
¹ Since February 1, 2014, the plant s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Under Construction

Copel Geração e Transmissão

COPEL GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Installed Capacity (MW)	Assured Power (MW médio / Average MW)	Stake
UHE Colíder	300	179.6	100% Copel GeT
			30% Copel GeT
UHE Baixo Iguaçu	350	172.8	70 % Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel s stake

Colíder Hydroelectric Power Plant

In ANEEL New Energy Auction 03/2010, held on July 30, 2010, COPEL Geração e Transmissão S.A. won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and COPEL GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

s subject to rounding.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$1.6 billion and start-up is scheduled for 2015. On the base date of August 1, 2010, 125 average-MW were traded at R$ 103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

We are now concreting the water intake and overhead crane structure, and assembling the plant’s energy generation units and automated systems. The Mato Gross State Environment Department (Sema – MT) has recently authorized the clearance of the area to be flooded to form the reservoir, which we began doing in the first half of 2014.

Baixo Iguaçu Hydroelectric Power Plant

Copel owns a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$ 98.98/MWh.

Works at the construction site are on schedule. We are currently excavating the generation circuit and the power house.  With total investments estimated at R$ 1.7 billion, start-up is scheduled for 2016.

Copel Renováveis

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources. The Wind Farm Complex is formed by eleven projects, either already completed or under construction, with a joint installed capacity of 277.6 MW, and is located in Rio Grande do Norte, as follows:

s subject to rounding.

Wind Farm	Installed Capacity (MW)	Assured Power (Average MW)	Price ¹	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
2º LFA 2010 ²	202.0	98.5	135.0		782.3	340.6
Boa Vista [3]	14.0	6.3	138.0	Sep/13 [4]	382.4	123.5	São Bento do Norte	4/26/2046
Olho d'Água [3]	30.0	15.3	134.0				São Bento do Norte	5/21/2046
São Bento do Norte [3]	30.0	14.6	134.0				São Bento do Norte	5/18/2046
Farol [3]	20.0	10.1	134.0				São Bento do Norte	4/19/2046
Nova Euros IV	27.0	13.7	135.4	Mar/15	399.9	217.1	Touros	4/27/2046
Nova Asa Branca I	27.0	13.2	135.4				S. Miguel Gostoso	4/25/2046

Nova Asa Branca II	27.0	12.8	135.4				Parazinho	5/31/2046
Nova Asa Branca III	27.0	12.5	135.4				Parazinho	5/31/2046
4º LER 2011 [5]	75.6	40.7	101.8		286.6	68.9
Santa Maria	29.7	15.7	102.0	Jul/14	286.6	68.9	João Câmara	5/8/2047
Santa Helena	29.7	16.0	102.0				João Câmara	4/4/2047
Ventos de Santo Uriel	16.2	9.0	101.2	Mar/15			João Câmara	4/9/2047
Total	277.6	139.2	125.3		1,068.9	409.5
¹ Historical price. Value will be adjusted by the IPCA.
² LFA - Auction of Alternative Sources
[3] The premium value of these wind farms do not consider the R$ 14.0 million paid in 2011, relating to the stake of 49.9%.
4 ANEEL attested that the generation units of the wind farms were fully equipped to begin operations on September 1, 2013. However, commercial operations will only begin after the conclusion of the installation of basic network access transmission facilities, whose works are under the responsibility of the distribution/transmission agent. The effectuation of the 100.0% interest in São Bento Energia, Investimentos e Participações is subject to approval by ANEEL, CADE (Brazil s antitrust authority) and the BNDES.
5 LER - Auction Reserve Energy

The Farol (20 MW), Olho d’Água (30 MW), São Bento do Norte (30 MW) and Boa Vista (14 MW) wind farms have been concluded and are fully equipped to begin operations as of September 1; 2013, however, start-up depends on the completion of transmission facilities, whose works are not under the responsibility of generation companies and are scheduled to be finalized at the beginning of 2015. In this period, the projects will earn the fixed revenue provided for in their respective agreements, which currently totals R$ 63.9 million/year.

The other projects are under construction and on schedule. All the energy to be produced was sold through 20- year agreements. Copel's portfolio also includes wind farms totaling 570 MW. For further details, please refer to item 8.6.

Interest in Wind Farms

COPEL has recently acquired from Voltalia Energia do Brasil Ltda. – Voltalia a 49% interest in the São Miguel do Gostoso wind farm complex, in Rio Grande do Norte State.

The São Miguel do Gostoso wind farm complex, which is already under implementation, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by avarege price R$ 98,92 MWh,under twenty-year contracts, with supply beginning in April, 2015.

s subject to rounding.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	CAPEX³ (R$ million)	Stake (%)	Wind farm location	Expiration of Authorization
4th LER[4] 2011
Carnaúbas	27.0	13.1	98.92	Apr/15	127.09	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	Jul/47
Reduto	27.0	14.4			128.92
Santo Cristo	27.0	15.3			128.92
São João	27.0	14.3			128.92
Total	108.0	57.1	98.9		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower s equipment, respecting the volume of energy sold.
² Historical price. Value will be adjusted by the IPCA.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
4 LER - Leilão de Energia de Reserva

8.2 Transmission

In Operation

The table below presents COPEL’s transmission concession agreements and the main features of its transmission lines and substations:

			TL	Substation		Concession	APR ¹
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	Expiration	(R$ million)
COPEL GeT	060/2001	Several	1,889	32	12,052	Dec-42	150.1
COPEL GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	Jul-31	16.5
COPEL GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	Mar-38	0.9
COPEL GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	Nov-39	10.1
COPEL GeT	015/2010	Cerquilho III Substation	-	1	300	Oct-40	4.2
Subtotal Copel GeT ²			2,174	33	12,352	-	181.8
Caiuá Transmissora	006/2011	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	700	May-42	10.1
Subtotal SPCs ³			136	2	700		10.1
Total			2,310	35	13,052		191.9
¹ Refered to COPEL's stake ² Consolidated Financial Statement ³ Equity in Earning of Subsidiaries

Under Construction

COPEL is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 5,778 km of transmission lines and 13 substations and will generate APR of R$ 759.0 million, R$ 305.8 million of which refers to COPEL’s share.

COPEL’s interest in the transmission projects is available in the table below:

s subject to rounding.

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	Partnerships	RAP¹ (R$ million)	CAPEX ² (R$ million)	Start up
COPEL GeT	001/2010	Oct-10	TL Araraquara II Taubaté	SP	356	-	100% COPEL GeT	26.0	250.0	Oct/15
COPEL GeT	005/2012	Aug-12	TL Londrina - Figueira TL Foz do Chopim - SaTLo Osório	PR	98	-	100% COPEL GeT	4.7	37.0	Feb/15
COPEL GeT	007/2012	Feb-13	TL As sis Paraguaçu Paulista II Subs tation Paraguaçu Paulista II	SP	37	1	100% COPEL GeT	6.5	57.8	Jun/15
COPEL GeT	007/2013	Jan-14	TL Bateias - Curitiba Norte	PR	33	1	100% COPEL GeT	6.7	69.0	Jul/16
COPEL GeT	001/2014	³	TL Foz do Chopim - Realeza	PR	53	1	100% COPEL GeT	5.7	49	³
COPEL GeT	001/2014	³	TL Assis Londrina	SP / PR	120	-	100% COPEL GeT	15	135	³
Subtotal Copel GeT					697	3		64.6	597.8
Costa Oeste	004/2011	Jan-12	TL Cascavel Oeste - Umuarama Sul Substation Umuarama Sul	PR	143	1	51% COPEL GeT 49% Eletrosul	10.5	75.0	TL s et/14 Substation in operation
Transm. Sul Brasileira	006/2011	May-12	TL Nova Sta Rita - Camaquã	RS / PR / SC	798	1	20% COPEL GeT 80% Eletrosul	57.5	520.0	Partial Operation
Marumbi	006/2011	May-12	TL Curitiba - Curitiba Leste	PR	28	1	80% COPEL GeT 20% Eletrosul	15.1	111.0	Dec/14
Integração Maranhense	006/2011	May-12	TL Açailandia - Miranda II	MA	365	-	49% COPEL GeT 51% Elecnor	31.0	360.0	Sep/14
Matrinchã	002/2012	May-12	TL Paranaíta - Ribeirãozinho	MT	1,005	3	49% COPEL GeT 51% State Grid	145.0	1,800.0	Apr/15
Guaraciaba	002/2012	May-12	TL Ribeirãozinho - Marimbondo	MT / GO / MG	600	1	49% COPEL GeT 51% State Grid	83.8	900.0	Apr/15
Paranaíba	007/2012	May-13	TL Barreiras II - Pirapora II	BA / MG / GO	967	-	24,5% COPEL GeT 24,5% Furnas 51% State Grid	100.3	960.0	May/16
Mata de Santa Genebra	007/2013	May-14	TL Araraquara II - Bateias	SP / PR	847	3	50,1% COPEL GeT 49,9% Furnas	174.4	1,566.0	Oct/17
Cantareira	001/2014	³	TL Estreito - Fernão Dias	SP / MG	328	-	49% Copel GeT 51% Elecnor	76.9	624.0	³
Subtotal SPC ³					5,081	10		694.4	6,916.0
Total					5,778	13		759.0	7,513.8
¹ Update according to Aneel Ratification Resolution 1756/2014. (R$ milion) ² ANEEL reference value (R$ million) ³ Contract in procedures for signing.

8.3 Distribution

Distribution Lines		Substation
Distribution Lines	km
13,8 kV	100,889.7	Voltage	Substations	MVA
34,5 kV	81,759.7	34,5 kV	231	1,493.5
69 kV	727.2	69 kV	35	2,441.7
		88 kV¹	-	5.0
138 kV	5,153.5	138 kV	95	6,447.8
230 kV	123.5	TOTAL	361	10,388.0
TOTAL	188,653.6	[1] Not automated.

s subject to rounding.

Compact-Design Distribution Lines

Copel Dis has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation on June 30, 2014 was 5,794 km.

Secondary Isolated Lines

Copel Dis has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages.

The total length of installed secondary isolated lines closed the half at 11,338 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for average waiting times, are shown below:

Jan-Mar	DEC ¹ (hours)	FEC ² (outages)	Waiting time (hours)
2010	5.80	4.91	1:37
2011	5.40	4.17	1:37
2012	4.91	3.92	1:39
2013	5.20	3.86	1:42
2014	6.97	4.45	2:36
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

s subject to rounding.

8.4 Telecommunications

In June 2014, COPEL’s main operational indicators in the telecommunications area were as follows:

- Total length of fiber optic cables within the main ring: 9,559 km

- Total length of self-sustained fiber optic cables: 15,817 km

Number of cities served:

Paraná State: 399

Santa Catarina State: 2

Number of customers: 13,135

Copel Telecomunicações Fiber Optic Network
Map of the State of Paraná

Paranavaí
Nova Esperança
Mandaguaçú
Maringá
Sarandi
Mandaguari
Apucarana
Cianorte
Jussara
Umuarama
Campo Mourão
Londrina
Ibiporã
Jataizinho
Uraí
Bandeirantes
Andirá
Cambará
Cornélio Procópio
Sto. Antonio da Platina
Figueira
Ventania
Assis Chateubriand
Sta. Tereza do Oeste
Cascavel
Céu Azul
Matelândia
São Miguel do Iguaçu
Medianeira
Foz do Iguaçu
Sta Terezinha de Itaipu
Lindoeste
Boa Vista da Aparecida
Quedas do Iguaçu
Laranjeiras do Sul
Nova Prata do Iguaçu
Dois Vizinhos
Francisco Beltrão
Pato Branco
Guarapuava
Foz do Jordão
Pinhão
Reserva do Iguaçu
União da Vitória
Rio Azul
Rebouças
Irati
Ponta Grossa
Campo Largo
Curitiba
São José dos Pinhais
Morretes
Antonina
Paranaguá
Rede de fibra óptica/ Fiber optic network
Anel principal/ Main ring

s subject to rounding.

8.5 Equity Interests

Other Sectors

COPEL holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0% Andrade Gutierrez - 51.0%
Sanepar	Sanitation	COPEL - 7.6% State of Paraná - 58.7% Dominó Holdings S.A. - 12,2% Daleth Participações - 8.3% Andrade Gutierrez - 2.1% Other - 11,1%
Compagas	Gas	COPEL - 51.0% Mitsui Gás - 24.5% Gaspetro - 24.5%
Consórcio Petra [1]	Oil and natural gas	COPEL - 30.0% Petra Energia [2] - 30.0% Bayar Participações -30.0% Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0% Município de Londrina - 55.0%
Carbocampel S.A.	Coal mining	COPEL - 49.0% Carbonífera Cambuí - 51.0%
Escoelectric Ltda	Services	COPEL - 40.0% Lactec - 60.0%
Copel-Amec Ltda [3]	Services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%
[1] Consortium formalized in 2014 [2] Operating Company [3] Being liquidated

s subject to rounding.

Accounting Information

Accounting information concerning COPEL’s interests in other companies in 1H14 is shown in the following table:

R$'000
Partnerships	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company
Compagas S.A.	490,360	283,354	849,364	48,043
Elejor S.A.	743,201	102,655	123,114	32,468
UEG Araucária Ltda	1,132,679	946,598	1,043,144	244,843
Jointly-controlled entities
Costa Oeste Transmissora de Energia S.A.	95,264	48,681	42,054	6,077
Caiuá Transmissora de Energia S.A.	199,027	84,214	51,281	1,934
Mata de Santa Genebra S.A	30,378	29,136	15,325	(864)
Dominó Holdings S.A.	467,540	444,202	-	68,440
Guaraciaba Transmissora de Energia (TP Sul) S.A.	556,325	90,176	218,149	10,933
Integração Maranhense Transmissora de Energia S.A.	354,858	127,201	62,240	713
Marumbi Transmissora de Energia S.A.	72,221	41,587	33,379	4,291
Matrinchã Transmissora de Energia (TP Norte) S.A.	1,082,003	225,376	450,100	25,379
Paranaíba Transmissora de Energia S.A.	176,476	174,161	63,004	3,302
Transmissora Sul Brasileira de Energia S.A.	616,500	328,002	113,203	7,225
Associates
Dona Francisca Energética S.A.	286,465	262,443	26,808	9,835
Foz do Chopim Energética Ltda	46,519	44,469	10,214	7,831
This data was adjusted to COPEL's practices.

8.6 New Projects

Wind Farm Portfolio

On March 11, 2014, Copel concluded the acquisition of a 50.1% interest in Cutia Empreendimentos Eólicos SPE S.A, in which COPEL already had a 49.9% interest. The Company comprises five wind farm projects in Rio Grande do Norte State, with a joint installed capacity of 129 MW.

The Board of Directors also approved the acquisition of other Galvão Energia e Participações wind farms totaling an installed capacity of 441 MW.

Wind Farm	Assured Power	Installed Capacity
	(Average MW)	(MW)
Cutia Empreendimentos Eólicos	74.9	129.0
Other Projects	241.0	441.0
Total	315.9	570.0

s subject to rounding.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in Paraná State. This project’s implementation will be based on the concession for the use of public assets in ANEEL Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which COPEL holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Small Hydroelectric Power Plant (SHP) Projects

COPEL holds interests in certain power generation projects in small hydropower plants with a joint installed capacity of 206.2 MW. The following table presents the main features of these projects:

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)	(Average MW)	(%)
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
Total	206.2	114.6

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by COPEL and accepted by ANEEL in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1

Tapajós Hydroelectric Complex

COPEL has entered into a Technical Cooperation Agreement with eight other companies to develop studies on the Tapajós and Jamanxim Rivers in the North region, comprising the environmental assessment of the Tapajós river basin and the feasibility of the Tapajós River Complex, comprising five plants, with a joint installed capacity of 10,682 MW.

s subject to rounding.

The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 6,133 MW, both on the Tapajós River. On the Jamanxim River, we will study the hyroelectric power plants Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW).

The technical and economic feasibility study of the São Luiz do Tapajós hydroelectric power plant (EVTE) was delivered to Aneel in April 2014. The document presents a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant, with an estimated installed capacity of 8,000 MW. The agency will now analyze the study and completes this process, wich will be incorporated into the documentation that will underpin the bid notice for the plant’s concession.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by COPEL (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,297-km²area in the midwestern region of Paraná State. The consortium’s total investment will come to R$ 78.1 million in the first phase of exploration, with an estimated duration of six years.

Signature Bonus: R$ 12.5 million

Exploration Program: R$ 78.1 million

s subject to rounding.

9. Other Information

9.1 Human Resources

COPEL’s workforce closed the 1H14 at 8,573 employees distributed as as shown in the graph. In 1H14, COPEL reduced its number of employees by 8.2% over the same period last year. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

On June 30, 2014, Copel Distribuição had 4,255,804 customers, representing a consumer-to-employee ratio of 709. Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 156, 7 and 14 employees, respectively.

s subject to rounding.

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,754.4	In operation
Hydroeletric	18	4,731.9	Transmission Lines (km)	2,174
Thermal	1	20.0	Substation (amount)	33
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	697
Hydroeletric	2	405.0	Substation (amount)	3
Copel Holding			Partnership ¹
In operation		94.0	In operation
Wind farms	4	94.0	Transmission Lines (km)	136
Under construction		184.0	Substation (amount)	2
Wind farms	7	184.0	Under construction
Partnership			Transmission Lines (km)	5,081
In operation		606.0	Substation (amount)	10
Hydroeletric	5	218.7
Thermal	1	387.3
			Distribuition
Under construction		28.0
Wind farms	4	28.0	Distribution lines (km)	188,654
			Substations	361
			Installed power substations (MVA)	10,388
Telecommunication
			Municipalities served ²	395
Optical cables in the main ring - interurban (km)		9,559	Locations served	1,113
Optical cables self-sustained - urban (km)		15,817	Captive customers	4,255,804
Cities served in Parana State		399	Customers by distribution employee	709
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	7
Customers		13,135	FEC (number of outages)	4

Administration

Total employees		8,573
Copel Geração e Transmissão		1,508	Copel Participações	10
Copel Distribuição		6,000	Copel Renováveis	12
Copel Telecomunicações		436	Copel Holding	607

s subject to rounding.

9.3 2Q14 Results Conference Call

Information about 2Q14 Results Conference Call:

>     Friday, Aug 15, 2014, at 3:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code:  COPEL

A live webcast of the conference call will be available at: www.copel.com/ri

Please connect 15 minutes before the call.

Investor Relations – COPEL

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

s subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

R$'000
Consolidated Cash Flow	1H14	1H13
Cash flow from operating activities
Net income for the period	831,306	650,271
Adjustments to reconcile net income with the cash provided by operating activities	952,695	855,432
Depreciation	182,182	177,142
Amortization of intangible assets - concession	122,066	111,575
Amortization of intangible assets - other	3,914	3,695
Unrealized monetary and exchange variations, net	88,800	8,612
Remuneration of accounts receivable related to the concess ion	(26,529)	(13,202)
Equity in earnings of subs idiaries	(84,582)	(31,970)
Income Tax and Social Contribution	548,771	438,740
Deferred Income Tax and Social Contribution	(209,867)	(128,656)
Provision for doubtful accounts	39,907	22,147
Provision for tax credit los ses	817	(231)
Reversal of provision for losses from devaluation of investments	(1,728)	-
Provision (reversal) for legal claims	108,278	112,558
Provisions for post employment benefits	105,435	94,188
Provision for research and development and energy efficiency	54,829	39,839
Write off of intangible as sets related to concession - goodwill	16,647	8,726
Write off of property, plant, and equipment	804	1,281
Write off of intangible as sets	2,951	10,988
Decrese (increase) in assets	(440,026)	78,132
Increase (reduction) of liabilities	(883,038)	(620,066)
Net cash generated by operating activities	460,937	963,769
Cash flow from investing activities
Bonds and securities	(54,198)	132,177
Investment additions to Cutia net effect of the cash acquired	(284)	-
Additions in inves tments	(192,343)	(237,391)
Additions to property, plant, and equipment	(299,120)	(128,703)
Additions to intangible assets related to the concessions	(518,594)	(464,865)
Additions to intangible assets - conces sion and permission rigths	(12,769)	-
Customer contributions	67,330	52,015
Additions to other intangible assets	(15,335)	(2,878)
Net cash generated (used) by investing activities	(1,025,313)	(649,645)
Cash flow from financing activities
Loans and financing obtained	-	12,249
Debentures Iss ued	1,372,775	-
Amortization of principal amounts of loans and financing	(216,403)	(30,595)
Amortization of principal amounts of debentures	(20,304)	-
Dividends and interest on own capital paid	(249,787)	(184,612)
Net cash used by financing activities	886,281	(202,958)
Increase (decrease) in cash and cash equivalents	321,905	111,166
Cash and cash equivalents at the beginning of the year	1,741,632	1,459,217
Cash and cash equivalents at the end of the year	2,063,537	1,570,383
Variation in cash and cash equivalents	321,905	111,166

s subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

R$'000
Income Statement	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	810,142	843,149	555,551	45.8	1653291.0	1,423,882	16.1
Electricity sales to final customers	121,833	109,407	122,030	(0.2)	231,240.0	225,119	2.7
Electricity sales to distributors	570,502	627,486	343,074	66.3	1,197,988.0	1,069,800	12.0
Use of the main distribution and transmission grid	41,584	45,661	37,486	10.9	87,245.0	72,973	19.6
Construction revenue	67,412	49,527	38,964	73.0	116,939.0	34,449	239.46
Other operating revenues	8,811	11,068	13,997	(37.1)	19,879.0	21,541	(7.7)
Operating costs and expenses	(385,794)	(361,283)	(386,194)	(0.1)	(747077.0)	(689,416)	8.4
Electricity purchased for resale	(30,601)	(19,071)	(33,168)	(7.7)	(49,672.0)	(63,073)	(21.2)
Use of main distribution and transmi ssion grid	(53,049)	(52,649)	(48,893)	8.5	(105,698.0)	(99,753)	6.0
Personnel and management	(50,503)	(46,741)	(64,890)	(22.2)	(97,244.0)	(120,475)	(19.3)
Pension and healthcare plans	(12,110)	(12,942)	(12,347)	(1.9)	(25,052.0)	(23,043)	8.7
Materials and supplies	(3,125)	(4,832)	(3,219)	(2.9)	(7,957.0)	(6,315)	26.0
Materials and supplies for power eletricity	(5,434)	(3,936)	(9,341)	(41.8)	(9,370.0)	(12,620)	(25.8)
Third-party services	(26,067)	(28,510)	(24,917)	4.6	(54,577.0)	(45,800)	19.2
Depreciation and amortization	(72,665)	(73,253)	(69,924)	3.9	(145,918.0)	(140,717)	3.7
Provisions and reversals	(35,228)	(21,705)	(39,109)	(9.9)	(56,933.0)	(52,265)	8.9
Construction cost	(58,983)	(57,960)	(29,748)	98.3	(116,943.0)	(38,840)	201.1
Other cost and expenses	(38,029)	(39,684)	(50,638)	(24.9)	(77,713.0)	(86,515)	(10.2)
EQUITY IN EARNINGS OF SUBSIDIARIES	84,636	89,712	16,401	416.0	174,348.0	27,023	545.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	508,984	571,578	185,758	174.0	1,080,562.0	761,489	41.9
FINANCIAL RESULTS	35,906	35,954	28,674	25.2	71,860.0	62,262	15.4
Income tax and s ocial contribution on profit	44,948	45,848	38,216	17.6	90,796.0	80,889	12.2
Deferred i ncome tax and socia l contribution on profit	(9,042)	(9,894)	(9,542)	(5.2)	(18,936.0)	(18,627)	1.7
OPERATIONAL EXPENSES/ INCOME	544,890	607,532	214,432	154.1	1,152,422.0	823,751	39.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(155,128)	(175,977)	(65,206)	137.9	(331,105.0)	(267,979)	23.6
Income tax and s ocial contribution on profit	(191,680)	(216,447)	(113,107)	69.5	(408,127.0)	(361,309)	13.0
Deferred i ncome tax and socia l contribution on profit	36,552	40,470	47,901	(23.7)	77,022.0	93,330	(17.5)
NET INCOME (LOSS)	389,762	431,555	149,226	161.2	821,317.0	555,772	47.8
EBITDA	581,649	644,831	255,682	127.5	1226480.0	902,206	35.9

s subject to rounding.

Income Statement – Copel Distribuição

R$'000
Income Statement	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	1,617,696	1,639,732	1,396,890	15.8	3,257,428	2,796,427	16.5
Electricity sales to final customers	799,132	813,842	664,226	20.3	1,612,974	1,332,993	21.0
Electricity sales to distributors	41,219	26,219	24,149	70.7	67,438	48,602	38.8
Use of the main distribution and transmission grid	479,845	531,322	444,158	8.0	1,011,167	940,514	7.5
Construction revenue	253,976	230,916	226,489	12.1	484,892	402,571	20.4
Other operating revenues	43,524	37,433	37,868	14.9	80,957	71,747	12.8
OPERATING COSTS AND EXPENSES	(1,968,033)	(1,714,849)	(1,349,861)	45.8	(3,682,882)	(2,900,866)	27.0
Electricity purchased for resa le	(1,230,882)	(1,035,148)	(717,614)	71.5	(2,266,030)	(1,595,354)	42.0
Use of main distribution and transmission grid	(86,914)	(90,924)	10,910	-	(177,838)	(103,400)	72.0
Personnel and management	(133,190)	(130,850)	(157,429)	(15.4)	(264,040)	(323,603)	(18.4)
Pension and healthcare plans	(29,209)	(31,285)	(28,988)	0.8	(60,494)	(57,981)	4.3
Materials and supplies	(14,198)	(12,742)	(13,247)	7.2	(26,940)	(27,260)	(1.2)
Third-party services	(70,706)	(62,592)	(78,092)	(9.5)	(133,298)	(150,248)	(11.3)
Depreciation and amortization	(54,853)	(54,399)	(49,950)	9.8	(109,252)	(100,028)	9.2
Provisions and reversals	(50,827)	(37,917)	(63,560)	(20.0)	(88,744)	(92,859)	(4.4)
Construction cost	(253,976)	(230,916)	(226,489)	12.1	(484,892)	(402,571)	20.4
Other cost and expenses	(43,278)	(28,076)	(25,402)	70.4	(71,354)	(47,562)	50.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(350,337)	(75,117)	47,029	-	(425,454)	(104,439)	307.4
FINANCIAL RESULTS	27,330	55,825	56,292	(51.4)	83,155	107,237	(22.5)
Income tax and social contribution on profit	63,114	103,653	108,532	(41.8)	166,767	205,605	(18.9)
Deferred income tax and social contribution on profi t	(35,784)	(47,828)	(52,240)	(31.5)	(83,612)	(98,368)	(15.0)
OPERATIONAL EXPENSES/ INCOME	(323,007)	(19,292)	103,321	-	(342,299)	2,798	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	108,685	4,717	(35,152)	-	113,402	(2,316)	-
Income tax and social contribution on profit	2,549	(2,549)	(45,338)	-	-	(45,338)	-
Deferred income tax and social contribution on profi t	106,136	7,266	10,186	-	113,402	43,022	163.6
NET INCOME (LOSS)	(214,322)	(14,575)	68,169	(414.4)	(228,897)	482	-
EBITDA	(295,484)	(20,718)	96,979	(404.7)	(316,202)	(4,411)	-

s subject to rounding.

Income Statement– Copel Telecomunicações

R$'000
Income Statement	2Q14	1Q14	2Q13	Var.%	1H14	1H13	Var %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	49,179	48,363	46,340	6.1	97,542	91,559	6.5
Revenues from telecommunications	47,646	46,790	44,630	6.8	94,436	88,167	7.1
Other operating revenues	1,533	1,573	1,710	(10.4)	3,106	3,392	(8.4)
OPERATING COSTS AND EXPENSES	(29,357)	(27,949)	(29,973)	(2.1)	(57,306)	(58,082)	(1.3)
Personnel and management	(11,326)	(10,324)	(13,638)	(17.0)	(21,650)	(25,256)	(14.3)
Pension and healthcare plans	(1,850)	(2,066)	(1,606)	15.2	(3,916)	(3,538)	10.7
Materials and supplies	(296)	(287)	(381)	(22.3)	(583)	(761)	(23.4)
Third-party services	(5,284)	(4,287)	(4,222)	25.2	(9,571)	(8,451)	13.3
Depreciation and amortiza tion	(7,119)	(6,793)	(6,852)	3.9	(13,912)	(14,151)	(1.7)
Provisions and reversals	(581)	(1,151)	(1,259)	(53.9)	(1,732)	(1,570)	10.3
Other cost and expenses	(2,901)	(3,041)	(2,015)	44.0	(5,942)	(4,355)	36.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	19,822	20,414	16,367	21.1	40,236	33,477	20.2
FINANCIAL RESULTS	746	1,241	1,029	(27.5)	1,987	1,514	31.2
Income tax and social contribution on profit	1,132	1,036	1,411	(19.8)	2,168	2,221	(2.4)
Deferred income tax and social contribution on profit	(386)	205	(382)	1.0	(181)	(707)	(74.4)
OPERATIONAL EXPENSES / INCOME	20,568	21,655	17,396	18.2	42,223	34,991	20.7
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(6,979)	(7,349)	(5,890)	18.5	(14,328)	(11,856)	20.9
Income tax and social contribution on profit	(6,263)	(8,137)	(6,082)	3.0	(14,400)	(11,949)	20.5
Deferred income tax and social contribution on profit	(716)	788	192	-	72	93	(22.6)
NET INCOME (LOSS)	13,589	14,306	11,506	18.1	27,895	23,135	20.6
EBITDA	26,941	27,207	23,219	16.0	54,148	47,628	13.7

s subject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000
Assets - June/14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	2,125,275	1,757,737	59,081	199,148	60,024	725,433	243,349	1,117,641	(583,165)	5,704,523
Cash and cash equivalents	989,611	194,065	10,793	45,932	38,260	8,820	240,226	535,830	-	2,063,537
Bonds and securities	151,099	10,710	-	-	-	267,491	-	147	-	429,447
Collaterals and escrow accounts	20,542	32	-	661	-	-	-	-	-	21,235
Customers	329,007	1,058,897	26,545	136,074	20,212	413,326	-	-	(136,229)	1,847,832
Dividends receivable	1,338	-	-	-	-	-	-	450,943	(434,486)	17,795
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	89,184	-	89,184
Account receivable related to concession	6,258	-	-	-	-	-	-	-	-	6,258
Accounts receivable related to the concession extension	385,264	-	-	-	-	-	-	-	-	385,264
Other current receivables	190,124	295,615	3,066	1,513	1,190	448	1,904	21,005	(12,449)	502,416
Inventories	29,063	100,014	10,318	1,120	-	-	-	-	-	140,515
Income tax and social contribution	4,976	9,440	4,000	-	-	26,253	305	20,532	-	65,506
Other current recoverable taxes	17,049	73,826	4,279	13,624	-	9,095	9	-	-	117,882
Prepaid expenses	944	15,138	80	224	362	-	904	-	-	17,652
Related parties	-	-	-	-	-	-	1	-	(1)	-
NON-CURRENT	8,739,800	6,008,601	455,602	291,212	683,177	407,246	334,903	14,386,610	(11,945,696)	19,361,455
Long Term Assets	908,941	4,701,646	46,495	52,847	30,548	229	77,287	2,012,185	(137,679)	7,692,499
Bonds and securities	72,280	43,366	-	-	-	-	-	-	-	115,646
Collaterals and escrow accounts	-	46,337	-	-	-	-	-	-	-	46,337
Customers	4,744	45,213	21,282	-	-	-	-	-	-	71,239
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,276,497	-	1,276,497
Judicial deposits	49,020	377,487	4,860	279	42	229	15	272,744	-	704,676
Account receivable related to concession	533,313	3,365,513	-	-	-	-	-	-	-	3,898,826
Accounts receivable related to the concession extension	189,564	-	-	-	-	-	-	-	-	189,564
Other receivables	6,758	13,739	-	2,892	-	-	(36)	95	-	23,448
Income tax and social contribution	532	13,401	-	-	-	-	-	177,932	-	191,865
Other recoverable taxes	52,730	68,470	4,798	45,423	-	-	-	-	-	171,421
Deferred income tax and social contribution	-	728,120	15,555	4,056	30,506	-	-	108,850	-	887,087
Receivables from subsidiaries	-	-	-	197	-	-	-	-	-	197
Prepaid Expenses	-	-	-	-	-	-	77,308	176,067	(137,679)	115,696
Investments	1,168,872	1,374	-	-	-	-	-	12,342,413	(12,118,716)	1,393,943
Property, Plant and Equipment, net	6,612,298	-	394,146	-	458,730	406,860	256,723	30,073	-	8,158,830
Intangible Assets	49,689	1,305,581	14,961	238,365	193,899	157	893	1,939	310,699	2,116,183
TOTAL	10,865,075	7,766,338	514,683	490,360	743,201	1,132,679	578,252	15,504,251	(12,528,861)	25,065,978
¹ Wind Farms, Copel Renováveis and Copel Participações

s subject to rounding.

R$'000
Assets - June/13	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
CURRENT	1,522,846	2,724,868	86,422	98,701	32,400	282,157	1,886,521	(1,749,619)	4,884,296
Cash and cash equivalents	548,477	873,257	33,006	44,466	11,058	18,154	41,965	-	1,570,383
Bonds and securities	123,878	122,622	-	-	1,869	229,718	180	-	478,267
Collaterals and escrow accounts	-	31,463	-	1,032	-	-	-	-	32,495
Customers	275,796	953,228	30,802	43,887	18,726	-	-	(45,706)	1,276,733
Dividends receivable	20	-	-	-	-	-	824,002	(815,848)	8,174
CRC transferred to the State Government of Paraná	-	79,151	-	-	-	-	-	-	79,151
Account receivable related to concession	4,257	-	-	-	-	-	-	-	4,257
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	-	-	352,161
Other current receivables	167,644	483,309	2,953	714	630	27,742	19	(764)	682,247
Inventories	30,970	93,746	9,520	909	-	-	-	-	135,145
Income tax and social contribution	6,287	31,701	6,986	657	-	5,917	128,126	-	179,674
Other current recoverable taxes	12,491	42,629	3,077	6,829	11	626	-	-	65,663
Prepaid expenses	865	13,762	78	207	106	-	-	4,928	19,946
Receivables from subsidiaries	-	-	-	-	-	-	892,229	(892,229)	-
NON-CURRENT	8,371,440	6,337,525	370,932	214,975	706,436	428,059	12,157,478	(11,628,148)	16,958,697
Long Term Assets	1,026,069	4,953,095	22,298	17,241	25,383	7,010	659,088	(277,567)	6,432,617
Bonds and securities	95,818	52,309	-	-	-	-	-	-	148,127
Collaterals and escrow accounts	-	44,023	-	-	-	-	-	-	44,023
Customers	6,641	28,209	8	2,633	-	-	-	(2,633)	34,858
CRC transferred to the State Government of Paraná	-	1,291,995	-	-	-	-	-	-	1,291,995
Judicial deposits	24,714	289,087	1,568	289	65	249	271,999	-	587,971
Account receivable related to concession	302,539	2,614,201	-	-	-	-	-	-	2,916,740
Accounts receivable related to the concession extension	541,725	-	-	-	-	-	-	-	541,725
Advances to suppliers	3,260	5,913	-	13,611	-	-	-	-	22,784
Other receivables	-	-	-	-	-	6,761	-	-	6,761
Income tax and social contribution	51,372	60,291	7,731	-	-	-	-	-	119,394
Other recoverable taxes	-	567,067	12,991	-	25,318	-	112,155	-	717,531
Deferred income tax and social contribution	-	-	-	708	-	-	-	-	708
Receivables from subsidiaries	-	-	-	-	-	-	274,934	(274,934)	-
Investments	685,700	4,012	-	-	-	-	11,498,390	(11,373,547)	814,555
Property, Plant and Equipment, net	6,617,030	-	331,855	-	475,555	420,852	-	-	7,845,292
Intangible Assets	42,641	1,380,418	16,779	197,734	205,498	197	-	22,966	1,866,233
TOTAL	9,894,286	9,062,393	457,354	313,676	738,836	710,216	14,043,999	(13,377,767)	21,842,993

s subject to rounding.

R$'000
Liabilities - June/14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	1,200,820	1,532,937	47,328	160,866	111,655	181,882	354,319	367,644	(583,690)	3,373,761
Social charges and accruals	35,739	113,592	10,425	5,175	260	131	1,328	18,935	-	185,585
Associated companies and parent company	-	-	-	-	-	-	1	-	(1)	-
Suppliers	280,060	813,133	8,408	143,218	1,665	113,030	20,950	3,316	(148,565)	1,235,215
Income Tax and Social Contribution payable	293,081	-	2,359	8,622	13,266	56,396	93	-	-	373,817
Other taxes	20,189	171,954	3,769	1,252	1,309	10,297	1,411	747	(110)	210,818
Loans and financing	78,187	178,943	5,727	-	-	-	-	303,759	(528)	566,088
Debentures	-	18,455	-	-	40,488	-	330,335	10,491	-	399,769
Minimum compulsary dividend payable	-	-	-	-	-	-	-	-	-	-
Dividends payable	419,876	-	14,604	1,208	-	-	5	3,372	(434,486)	4,579
Post employment benefits	8,032	21,914	1,080	-	-	-	1	14	-	31,041
Customer charges due	8,455	16,442	-	-	-	-	-	-	-	24,897
Research and development and energy efficiency	16,678	104,419	-	-	3,419	2,021	-	-	-	126,537
Payables related to concession - Use of Public Property	2,846	-	-	-	49,686	-	-	-	-	52,532
Other accounts payable	37,677	94,085	956	1,391	1,562	7	195	27,010	-	162,883
NON-CURRENT	2,669,664	2,937,683	85,666	46,140	528,891	4,199	145,272	1,975,473	(220,864)	8,172,124
Associated companies and parent company	-	-	16,000	-	-	-	145,021	-	(161,021)	-
Suppliers	22,188	15,587	-	-	-	-	-	-	-	37,775
Tax liabilities	16,888	56,868	3,227	-	-	-	19	497	-	77,499
Deferred income tax and social contribution	343,794	-	-	-	-	-	-	-	-	343,794
Loans and financing	1,270,768	652,402	30,205	-	-	-	-	684,427	(59,843)	2,577,959
Debentures	-	998,646	-	42,876	131,735	-	-	994,216	-	2,167,473
Post-employment benefits	298,268	622,254	31,151	2,499	-	-	-	17,754	-	971,926
Research and development and energy efficiency	64,775	125,931	-	-	-	4,199	-	-	-	194,905
Payables related to the concession - Use of Public Property	33,290	-	-	-	396,856	-	-	-	-	430,146
Other payables	-	-	-	-	-	-	232	-	-	232
Tax, social security, labor and civil provisions	619,693	465,995	5,083	765	300	-	-	278,579	-	1,370,415
EQUITY	6,994,591	3,295,718	381,689	283,354	102,655	946,598	78,661	13,161,134	(11,724,307)	13,520,093
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	85,826	6,910,000	(7,335,945)	6,910,000
AFAC	-	153,000	-	-	-	-	-	-	(153,000)	-
Equity valuation adjustments	1,095,077	(150,166)	(4,940)	-	256	-	-	929,459	(940,227)	929,459
Legal Reserves	297,179	135,294	9,093	18,220	4,541	-	9	624,849	(464,336)	624,849
Retained earnigs	1,225,880	761,646	109,243	81,148	29,887	-	177	3,897,833	(2,207,981)	3,897,833
Additional proposed dividends	0	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	870,461	(228,897)	27,895	48,043	32,468	239,158	(7,351)	798,993	(981,777)	798,993
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	358,959	358,959
TOTAL	10,865,075	7,766,338	514,683	490,360	743,201	1,132,679	578,252	15,504,251	(12,528,861)	25,065,978
¹ Wind Farms, Copel Renováveis and Copel Participações

s subject to rounding.

R$'000
Liabilities - June/13	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
CURRENT	1,379,008	2,929,968	48,244	74,324	58,552	6,008	377,273	(1,753,171)	3,120,206
Social charges and accruals	95,686	212,418	23,341	5,042	284	116	249	-	337,136
Associated companies and parent company	-	887,301	-	-	-	-	-	(887,301)	-
Suppliers	297,420	837,504	7,098	62,762	1,872	3,769	5,058	(46,360)	1,169,123
Income Tax and Social Contribution payable	255,886	36,759	2,187	-	2,143	1,008	-	-	297,983
Other taxes	21,912	152,736	3,964	1,131	2,911	1,094	907	(109)	184,546
Loans and financing	65,102	169,930	2,386	-	-	-	288,198	(3,553)	522,063
Debentures	-	13,407	-	-	-	-	-	-	13,407
Minimum compulsary dividend payable	551,489	253,863	7,982	4,929	-	-	82,227	(815,848)	84,642
Post employment benefits	7,074	18,356	918	-	-	-	-	-	26,348
Customer charges due	42,751	11,074	-	-	-	-	-	-	53,825
Research and development and energy efficiency	14,359	130,313	-	-	2,316	-	-	-	146,988
Payables related to concession - Use of Public Property	906	-	-	-	47,593	-	-	-	48,499
Other payables	26,423	206,307	368	460	1,433	21	634	-	235,646
NON-CURRENT	1,795,373	2,598,818	57,830	6,163	589,575	-	1,007,020	(274,014)	5,780,765
Associated companies and parent company	-	-	-	-	212,116	-	-	(212,116)	-
Suppliers	75,249	-	-	-	-	-	-	(2,633)	72,616
Deferred income tax and social contribution	492,593	-	-	2,615	-	-	-	-	495,208
Loans and financing	413,741	621,899	35,792	-	-	-	716,876	(59,265)	1,729,043
Debentures	-	998,185	-	-	-	-	-	-	998,185
Post-employment benefits	215,954	457,635	19,734	2,807	-	-	-	-	696,130
Research and development and energy efficiency	50,715	83,043	-	-	-	-	-	-	133,758
Payables related to the concession - Use of Public Property	28,702	-	-	-	377,159	-	-	-	405,861
Tax, social security, labor and civil provisions	518,419	438,056	2,304	741	300	-	290,144	-	1,249,964
EQUITY	6,719,905	3,533,607	351,280	233,189	90,709	704,208	12,659,706	(11,350,582)	12,942,022
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	6,910,000	(7,250,119)	6,910,000
Equity valuation adjustments	1,238,449	(67,165)	1,139	-	2,088	-	-	(1,174,511)	-
Legal Reserves	247,134	135,294	6,706	17,295	2,444	-	1,159,488	(408,873)	1,159,488
Retained earnigs	1,123,315	840,155	79,902	69,067	34,827	-	571,221	(2,147,266)	571,221
Additional proposed dividends	-	-	-	-	-	-	3,337,295	-	3,337,295
Accrued earnings (losses)	605,013	482	23,135	10,884	15,847	(3,232)	681,702	(652,129)	681,702
Attributable to noncontrolling interests	-	-	-	-	-	-	-	282,316	282,316
TOTAL	9,894,286	9,062,393	457,354	313,676	738,836	710,216	14,043,999	(13,377,767)	21,842,993

s subject to rounding.

Income Statement by Company

R$'000
Income Statement 2Q14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	810,142	1,617,696	49,179	460,222	63,011	568,751	-	-	(450,827)	3,118,174
Electricity sales to final customers	121,833	799,132	-	-	-	-	-	-	(534)	920,431
Electricity sales to distributors	570,502	41,219	-	-	63,011	572,143	-	-	(73,979)	1,172,896
Use of the main distribution and transmission grid (TUSD/ TUST)	41,584	479,845	-	-	-	-	-	-	(18,045)	503,384
Construction revenue	67,412	253,976	-	15,323	-	-	-	-	-	336,711
Telecommunications	-	-	47,646	-	-	-	-	-	(7,606)	40,040
Distribution of piped gas	-	-	-	444,855	-	-	-	-	(340,251)	104,604
Other operating revenues	8,811	43,524	1,533	44	-	(3,392)	-	-	(10,412)	40,108
OPERATING COSTS AND EXPENSES	(385,794)	(1,968,033)	(29,357)	(436,810)	(18,953)	(410,110)	(2,363)	(34,422)	450,946	(2,834,896)
Energy purchased for resale	(30,601)	(1,230,882)	-	-	(4,742)	-	-	-	73,978	(1,192,247)
Charges of the main distribution and transmission grid	(53,049)	(86,914)	-	-	(1,943)	(3,686)	-	-	18,196	(127,396)
Personnel and management	(50,503)	(133,190)	(11,326)	(6,857)	(782)	(382)	(2,201)	(24,373)	-	(229,614)
Private pension and health plans	(12,110)	(29,209)	(1,850)	(483)	-	(11)	(189)	(3,350)	-	(47,202)
Materials	(3,125)	(14,198)	(296)	(373)	(45)	(37)	(1)	(123)	-	(18,198)
Raw material and supplies - energy production	(5,434)	-	-	-	-	(379,976)	-	-	340,228	(45,182)
Natural gas and supplies for gas business	-	-	-	(386,548)	-	-	-	-	-	(386,548)
Third-party services	(26,067)	(70,706)	(5,284)	(4,833)	(2,189)	(16,499)	115	(1,759)	18,503	(108,719)
Depreciation and amortization	(72,665)	(54,853)	(7,119)	(4,049)	(6,707)	(8,607)	(1)	(189)	-	(154,190)
Provisions and reversals	(35,228)	(50,827)	(581)	12	-	-	-	(1,344)	-	(87,968)
Construction cost	(58,983)	(253,976)	-	(15,323)	-	-	-	-	-	(328,282)
Other operating costs and expenses	(38,029)	(43,278)	(2,901)	(18,356)	(2,545)	(912)	(86)	(3,284)	41	(109,350)
EQUITY IN EARNINGS OF SUBSIDIARIES	84,636	-	-	-	-	-	-	243,283	(298,606)	29,313
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	508,984	(350,337)	19,822	23,412	44,058	158,641	(2,363)	208,861	(298,487)	312,591
FINANCIAL RESULTS	35,906	27,330	746	1,267	(15,008)	1,862	2,248	(12,169)	(119)	42,063
Income tax and social contribution on profit	44,948	63,114	1,132	2,073	749	4,560	2,283	41,205	(1,619)	158,445
Deferred income tax and social contribution on profit	(9,042)	(35,784)	(386)	(806)	(15,757)	(2,698)	(35)	(53,374)	1,500	(116,382)
EARNINGS BEFORE INCOME TAXES	544,890	(323,007)	20,568	24,679	29,050	160,503	(115)	196,692	(298,606)	354,654
Operational Profit	(191,680)	2,549	(6,263)	(14,646)	(7,666)	(49,135)	(882)	2,023	-	(265,700)
Deferred income tax and social contribution	36,552	106,136	(716)	5,768	(2,211)	-	-	13,773	-	159,302
NET INCOME	389,762	(214,322)	13,589	15,801	19,173	111,368	(997)	212,488	(298,606)	248,256
EBITDA	581,649	(295,484)	26,941	27,461	50,765	167,248	(2,362)	209,050	(298,487)	466,781
¹ Wind Farms, Copel Renováveis and Copel Participações

s subject to rounding.

R$'000
Income Statement 1H14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	1,653,291	3,257,428	97,542	849,364	123,114	1,043,144	-	-	(854,637)	6,169,246
Electricity sales to final customers	231,240	1,612,974	-	-	-	-	-	-	(1,073)	1,843,141
Electricity sales to distributors	1,197,988	67,438	-	-	123,114	1,038,172	-	-	(145,890)	2,280,822
Use of the main distribution and transmission grid (TUSD/ TUST)	87,245	1,011,167	-	-	-	-	-	-	(37,104)	1,061,308
Construction revenue	116,939	484,892	-	24,728	-	-	-	-	-	626,559
Telecommunications	-	-	94,436	-	-	-	-	-	(15,144)	79,292
Distribution of piped gas	-	-	-	822,682	-	-	-	-	(637,217)	185,465
Other operating revenues	19,879	80,957	3,106	1,954	-	4,972	-	-	(18,209)	92,659
OPERATING COSTS AND EXPENSES	(747,077)	(3,682,882)	(57,306)	(777,528)	(32,724)	(726,466)	(5,578)	(61,841)	854,754	(5,236,648)
Energy purchased for resale	(49,672)	(2,266,030)	-	-	(4,742)	-	-	-	145,887	(2,174,557)
Charges of the main distribution and transmission grid	(105,698)	(177,838)	-	-	(3,886)	(7,375)	-	-	36,824	(257,973)
Personnel and management	(97,244)	(264,040)	(21,650)	(12,927)	(1,368)	(709)	(3,759)	(46,741)	-	(448,438)
Private pension and health plans	(25,052)	(60,494)	(3,916)	(963)	-	(11)	(353)	(5,830)	-	(96,619)
Materials	(7,957)	(26,940)	(583)	(601)	(74)	(63)	(2)	(164)	-	(36,384)
Raw material and supplies - energy production	(9,370)	-	-	-	-	(677,934)	-	-	637,194	(50,110)
Natural gas and supplies for gas business	-	-	-	(701,306)	-	-	-	-	-	(701,306)
Third-party services	(54,577)	(133,298)	(9,571)	(9,099)	(4,316)	(21,296)	(704)	(2,476)	34,833	(200,504)
Depreciation and amortization	(145,918)	(109,252)	(13,912)	(8,077)	(13,412)	(17,213)	(1)	(377)	-	(308,162)
Provisions and reversals	(56,933)	(88,744)	(1,732)	123	-	-	-	(1,716)	-	(149,002)
Construction cost	(116,943)	(484,892)	-	(24,728)	-	-	-	-	-	(626,563)
Other operating costs and expenses	(77,713)	(71,354)	(5,942)	(19,950)	(4,926)	(1,865)	(759)	(4,537)	16	(187,030)
EQUITY IN EARNINGS OF SUBSIDIARIES	174,348	-	-	-	-	-	-	772,469	(862,235)	84,582
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,080,562	(425,454)	40,236	71,836	90,390	316,678	(5,578)	710,628	(862,118)	1,017,180
FINANCIAL RESULTS	71,860	83,155	1,987	1,904	(41,206)	4,450	5,279	25,720	(119)	153,030
Income tax and social contribution on profit	90,796	166,767	2,168	3,722	1,982	9,415	5,386	104,946	(1,726)	383,456
Deferred income tax and social contribution on profit	(18,936)	(83,612)	(181)	(1,818)	(43,188)	(4,965)	(107)	(79,226)	1,607	(230,426)
EARNINGS BEFORE INCOME TAXES	1,152,422	(342,299)	42,223	73,740	49,184	321,128	(299)	736,348	(862,237)	1,170,210
Operational Profit	(408,127)	-	(14,400)	(31,828)	(17,249)	(76,285)	(882)	-	-	(548,771)
Deferred income tax and social contribution	77,022	113,402	72	6,131	533	-	-	12,707	-	209,867
NET INCOME	821,317	(228,897)	27,895	48,043	32,468	244,843	(1,181)	749,055	(862,237)	831,306
EBITDA	1,226,480	(316,202)	54,148	79,913	103,802	333,891	(5,577)	711,005	(862,118)	1,325,342
¹ Wind Farms, Copel Renováveis and Copel Participações

s subject to rounding.

R$'000
Income Statement 2Q13	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
NET OPERATING INCOME	555,551	1,396,890	46,340	114,185	54,123	42,712	-	(108,669)	2,101,132
Electricity sales to final customers	122,030	664,226	-	-	-	-	-	(677)	785,579
Electricity sales to distributors	343,074	24,149	-	-	54,123	-	-	(76,421)	344,925
Use of the main distribution and transmission grid (TUSD/ TUST)	37,486	444,158	-	-	-	-	-	(17,241)	464,403
Construction revenue	38,964	226,489	-	13,041	-	-	-	-	278,494
Telecommunications	-	-	44,630	-	-	-	-	(11,040)	33,590
Distribution of piped gas	-	-	-	96,407	-	-	-	-	96,407
Other operating revenues	13,997	37,868	1,710	4,737	-	42,712	-	(3,290)	97,734
OPERATING COSTS AND EXPENSES	(386,194)	(1,349,861)	(29,973)	(106,885)	(13,947)	(19,072)	(22,900)	108,670	(1,820,162)
Energy purchased for resale	(33,168)	(717,614)	-	-	71	-	-	76,233	(674,478)
Charges of the main distribution and transmission grid	(48,893)	10,910	-	-	(2,029)	(3,235)	-	16,149	(27,098)
Personnel and management	(64,890)	(157,429)	(13,638)	(5,494)	(696)	(305)	(3,021)	-	(245,473)
Private pension and health plans	(12,347)	(28,988)	(1,606)	(387)	-	-	(236)	-	(43,564)
Materials	(3,219)	(13,247)	(381)	(568)	(74)	(27)	(1)	-	(17,517)
Raw material and supplies - energy production	(9,341)	-	-	-	-	(879)	-	-	(10,220)
Natural gas and supplies for gas business	-	-	-	(78,160)	-	-	-	-	(78,160)
Third-party services	(24,917)	(78,092)	(4,222)	(4,472)	(2,116)	(7,262)	(1,993)	15,385	(107,689)
Depreciation and amortization	(69,924)	(49,950)	(6,852)	(3,841)	(6,503)	(8,314)	(187)	-	(145,571)
Provisions and reversals	(39,109)	(63,560)	(1,259)	(135)	-	-	(8,520)	-	(112,583)
Construction cost	(29,748)	(226,489)	-	(13,041)	-	-	-	-	(269,278)
Other operating costs and expenses	(50,638)	(25,402)	(2,015)	(787)	(2,600)	950	(8,942)	903	(88,531)
EQUITY IN EARNINGS OF SUBSIDIARIES	16,401	-	-	-	-	-	254,712	(258,751)	12,362
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	185,758	47,029	16,367	7,300	40,176	23,640	231,812	(258,750)	293,332
FINANCIAL RESULTS	28,674	56,292	1,029	906	(20,202)	1,965	6,396	(3)	75,057
Income tax and social contribution on profit	38,216	108,532	1,411	1,104	191	2,091	26,368	(22,991)	154,922
Deferred income tax and social contribution on profit	(9,542)	(52,240)	(382)	(198)	(20,393)	(126)	(19,972)	22,988	(79,865)
EARNINGS BEFORE INCOME TAXES	214,432	103,321	17,396	8,206	19,974	25,605	238,208	(258,753)	368,389
Operational Profit	(113,107)	(45,338)	(6,082)	(3,219)	(5,133)	(3,194)	-	-	(176,073)
Deferred income tax and social contribution	47,901	10,186	192	298	(1,659)	-	2,381	-	59,299
NET INCOME	149,226	68,169	11,506	5,285	13,182	22,411	240,589	(258,753)	251,615
EBITDA	255,682	96,979	23,219	11,141	46,679	31,954	231,999	(258,750)	438,903
¹ Wind Farms

s subject to rounding.

R$'000
Income Statement 1H13	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
NET OPERATING INCOME	1,423,882	2,796,427	91,559	208,126	104,101	76,126	-	(218,679)	4,481,542
Electricity sales to final customers	225,119	1,332,993	-	-	-	-	-	(1,338)	1,556,774
Electricity sales to distributors	1,069,800	48,602	-	-	104,101	-	-	(152,811)	1,069,692
Use of the main distribution and transmission grid (TUSD/ TUST)	72,973	940,514	-	-	-	-	-	(36,084)	977,403
Construction revenue	34,449	402,571	-	22,665	-	-	-	-	459,685
Telecommunications	-	-	88,167	-	-	-	-	(21,875)	66,292
Distribution of piped gas	-	-	-	175,628	-	-	-	-	175,628
Other operating revenues	21,541	71,747	3,392	9,833	-	76,126	-	(6,571)	176,068
OPERATING COSTS AND EXPENSES	(689,416)	(2,900,866)	(58,082)	(192,714)	(40,210)	(34,201)	(5,255)	218,631	(3,702,113)
Energy purchased for resale	(63,073)	(1,595,354)	-	-	(10,563)	-	-	152,810	(1,516,180)
Charges of the main distribution and transmission grid	(99,753)	(103,400)	-	-	(5,209)	(6,438)	-	35,625	(179,175)
Personnel and management	(120,475)	(323,603)	(25,256)	(10,575)	(1,321)	(585)	(5,157)	-	(486,972)
Private pension and health plans	(23,043)	(57,981)	(3,538)	(785)	-	-	(351)	-	(85,698)
Materials	(6,315)	(27,260)	(761)	(887)	(124)	(49)	(1)	-	(35,397)
Raw material and supplies - energy production	(12,620)	-	-	-	-	(1,861)	-	-	(14,481)
Natural gas and supplies for gas business	-	-	-	(140,471)	-	-	-	-	(140,471)
Third-party services	(45,800)	(150,248)	(8,451)	(8,243)	(4,933)	(9,398)	(2,579)	30,576	(199,076)
Depreciation and amortization	(140,717)	(100,028)	(14,151)	(7,334)	(13,177)	(16,628)	(377)	-	(292,412)
Provisions and reversals	(52,265)	(92,859)	(1,570)	107	-	-	14,468	-	(132,119)
Construction cost	(38,840)	(402,571)	-	(22,665)	-	-	-	-	(464,076)
Other operating costs and expenses	(86,515)	(47,562)	(4,355)	(1,861)	(4,883)	758	(11,258)	(380)	(156,056)
EQUITY IN EARNINGS OF SUBSIDIARIES	27,023	-	-	-	-	-	631,873	(626,926)	31,970
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	761,489	(104,439)	33,477	15,412	63,891	41,925	626,618	(626,974)	811,399
FINANCIAL RESULTS	62,262	107,237	1,514	1,892	(39,916)	4,959	10,961	47	148,956
Income tax and social contribution on profit	80,889	205,605	2,221	2,163	484	5,107	48,350	(43,864)	300,955
Deferred income tax and social contribution on profit	(18,627)	(98,368)	(707)	(271)	(40,400)	(148)	(37,389)	43,911	(151,999)
EARNINGS BEFORE INCOME TAXES	823,751	2,798	34,991	17,304	23,975	46,884	637,579	(626,927)	960,355
Operational Profit	(361,309)	(45,338)	(11,949)	(6,744)	(5,133)	(8,267)	-	-	(438,740)
Deferred income tax and social contribution	93,330	43,022	93	324	(2,995)	-	(5,118)	-	128,656
NET INCOME	555,772	482	23,135	10,884	15,847	38,617	632,461	(626,927)	650,271
EBITDA	902,206	(4,411)	47,628	22,746	77,068	58,553	626,995	(626,974)	1,103,811
¹ Wind Farms

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.